Exhibit 99.2

Summary Annual Report and Accounts 2004

The “Shell” Transport and Trading Company, p.l.c.

About this report

Welcome to the Summary Annual Report and Accounts 2004 for The “Shell” Transport and Trading Company, p.l.c. In this report you will find information relating to the Royal Dutch/Shell Group of Companies on pages 6 to 28, including a review of the 2004 operational and financial performance of the businesses. On pages 1 to 5 and 29 to 36, you will find information about The “Shell” Transport and Trading Company, p.l.c., one of the Parent Companies of the Royal Dutch/Shell Group.

Shell’s operations
The Royal Dutch/Shell Group of Companies consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. We also have interests in other industry segments such as Renewables and Hydrogen. For more information on Shell’s operations, see pages 8 and 9 of this report.

1

What’s in this report

The “Shell” Transport and Trading Company, p.l.c.

2	Message to shareholders
4	Financial highlights
5	Unification of Royal Dutch and Shell Transport

Royal Dutch/Shell Group

6	The Boards of the Parent Companies
8	What we do
9	Where we are
10	Summary Operational and Financial Review
10	Strategy
12	Summary of Group results
14	Upstream: Exploration & Production
16	Upstream: Gas & Power
18	Downstream: Oil Products
20	Downstream: Chemicals
21	Other industry segments and Corporate
22	Report of the Independent Auditors
22	Summary Group Financial Statements
27	Supplementary information

The “Shell” Transport and Trading Company, p.l.c.

29	Summary Report of the Directors
31	Summary Directors’ Remuneration Report
33	Summary Financial Statements
34	Notes to the Summary Financial Statements
35	Report of the Independent Auditors
36	Shareholder information

Report structure
The "Shell” Transport and Trading Company, p.l.c. owns 40% of the Royal Dutch/Shell Group. Throughout this report, page markers are used to identify sections that relate to these entities:

The “Shell” Transport and Trading Company, p.l.c.

Royal Dutch/Shell Group

This Summary Report is an abridged version of the Annual Report and Accounts 2004 of The “Shell” Transport and Trading Company, p.l.c. For further information consult the full Annual Report and Accounts 2004 (www.shell.com/annualreport). To obtain a free copy please see the back cover for contact addresses.

The companies in which Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. directly or indirectly own investments are separate and distinct entities. But in this report the collective expressions “Shell”, “Group” and “Royal Dutch/Shell Group of Companies” are sometimes used for convenience in contexts where reference is made to the companies of the Royal Dutch/Shell Group in general. Likewise the words “we”, “us” and “our” are used in some places to refer to companies of the Royal Dutch/Shell Group in general, and in others to those who work in those companies. Those expressions are also used where no useful purpose is served by identifying a particular company or companies.

The shell pictured on the cover of this report is Conus textile from the Indo-Pacific region.

2 The “Shell” Transport and Trading Company, p.l.c.

Message to shareholders

Lord Oxburgh

Message from the Chairman

2004 was one of the most challenging years in the Group’s history. However, it was also a year when we took important steps to deal with the difficulties we faced and to strengthen the foundations of the Royal Dutch/Shell Group for the future.

Addressing the issues arising from the recategorisation of the Group’s proved hydrocarbon reserves was a key priority. I believe we now have a thorough and rigorous system in place that meets the relevant regulatory and legal requirements. We have also refocused our upstream strategy, increasing capital investment to replenish our resource base.

We undertook a far reaching review of the structure and governance of the Group which has resulted in the proposals for unification that are being put to shareholders at meetings on June 28, 2005. This is a historic step that your Board believes offers the opportunity to bring greater clarity, simplicity and accountability to the governance and management of your company.

A number of Non-executive Directors will step down this year. Teymour Alireza and Sir Mark Moody-Stuart will retire at the Annual General Meeting and if the unification is approved, Dr Eileen Buttle and Luis Giusti will resign their positions in July. I would like to thank each of the Directors for their commitment and dedication to the Company during their many years of service.

I am confident that the steps we are now taking will enable us to take full advantage of the outstanding skills of our people and the value of our assets to seize the exciting opportunities ahead.

/s/ Lord Oxburgh

Lord Oxburgh
Chairman
April 27, 2005

Message from the Group Chief Executive

Jeroen van der Veer

The past year has been one of real contrasts. We faced very difficult issues arising from the recategorisation of our proved reserves but also delivered record earnings in line with our business strategy. At the same time, we made sweeping proposals to clarify and simplify the Group’s structure and to strengthen our business for the future. I would like to thank Lord Oxburgh for his leadership during this process and for his contribution to the Group over the past nine years.

Our performance in 2004 reflected the progress we made in delivering our strategy of more upstream and profitable downstream. We reported record net income of $18.2 billion, a 48% increase on 2003 and generated more than $33 billion in cash. This strong performance and cash generation is enabling us to pay more than $10 billion in dividends in 2005 and to relaunch our share buyback programme, while investing some $15 billion to build for the future.

Results in the Downstream and Gas & Power in 2004 were particularly strong. Higher prices and higher margins, as well as improved operational performance, meant that earnings in the Oil Products business more than doubled. In Gas & Power, we continued to build on our industry leading position in liquefied natural gas (LNG), with 9% volume growth and new projects added to our portfolio.

In Oil Products, the premium fuels programme continued to be popular with customers, not least in the USA where we launched Shell
V-Power which quickly became the best selling premium gasoline. We took a number of important steps during the year to build our presence in the key growth markets including an

Message to shareholders 3

Financial highlights

Total Dividend
per Ordinary share

16.95p

Earnings
net income

$18,183 million

agreement with Sinopec to develop 500 retail stations in China. We continued to make good progress in reshaping the portfolio through divestments of under-performing assets.

It was encouraging that, after several difficult years, the Chemicals business showed significant success with a profit of $930 million. The main opportunities for growth in Chemicals are in Asia Pacific and we made good progress on the construction of the Nanhai plant, which is on time and on budget. The plant is scheduled to be commissioned at the end of 2005 and will serve China’s growing domestic petrochemical market.

In Exploration & Production, earnings were strong and production, considering divestments, was broadly the same as in 2003. A number of new fields started production including Jintan in Malaysia, the Goldeneye field in the North Sea and Holstein in the Gulf of Mexico. Production from the West Salym field in Siberia also began, a year earlier than planned. We continued to invest in developments that will deliver long-term value and final investment decisions were taken on the Kashagan project in Kazakhstan and the Pohokura gas development in New Zealand. We made significant additions to our overall acreage positions and participated in 31 successful exploration wells.

We completed the review of our proved reserves and I am confident that we now have the people, processes and systems in place to ensure that our reserves are recorded in a rigorous and accurate way. In the next five years we will unlock 13 billion barrels of oil equivalent in new resources through the development of identified projects in our portfolio. We also decided to increase our spend for exploration for oil and gas.

Gas & Power had another successful year with a 9% increase in LNG volumes, further reinforcing our leading position in this growing market. We made significant progress in selling LNG from the Sakhalin II facility which will start production in 2007. The majority of the plant’s LNG has now been sold to customers in Japan, Korea, and in a highly significant deal, to North America. This will be the first time that Russian gas has been sold in the North American market.

We continued to invest for the future with the final investment decision being made for a sixth train of the LNG plant in Nigeria and the agreement to build a LNG plant in Qatar. Acknowledging that a key part of the growth in global energy demand will be met by natural gas, our strategy will continue to build on our leading positions in the LNG and gas to liquids markets.

In line with our business strategy we plan to increase total investment in the upstream to some $12 billion a year. This will ensure we are positioned to seize the opportunities in a growing energy market where oil and gas prices are likely to remain relatively high.

We also made progress in embedding a culture change throughout the Group. The Executive Committee has taken the lead in rolling out “Enterprise First” based on three principles: leadership, accountability and teamwork, starting with the senior management, and through them, across the Group. The adoption of these behaviours will be critical to our future success.

I was very honoured to be appointed the Group’s first Chief Executive in October 2004. I believe that our results demonstrate that Shell retains the fundamental strengths on which to build for the future. Our employees are one of those core strengths and I would like to thank them for their hard work and dedication, especially because 2004 was a difficult year for all employees.

While I know that there will be many challenges ahead, I am fully committed to driving the actions that will transform our business, meet your expectations and help us move ahead of the competition.

/s/ Jeroen van der Veer

Jeroen van der Veer
Group Chief Executive
April 27, 2005

4 The “Shell” Transport and Trading Company, p.l.c.

Financial highlights

Group financial highlights:

Royal Dutch/Shell Group of Companies (US GAAP)

Information prior to 2004 for the Group has been restated where applicable to take account of the restatements as described in Note 2 to the Summary Financial Statements of the Royal Dutch/Shell Group of Companies (see pages 23 and 24).

GAAP = generally accepted accounting principles.

Parent Company financial highlights:

The “Shell” Transport and Trading Company, p.l.c.

Information in respect of adjusted earnings prior to 2004 for the Company has been restated where applicable to take account of the Reserves Restatement.

a	Adjusted earnings includes Shell Transport’s share of earnings retained by companies of the Royal Dutch/Shell Group and are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. A reconciliation between this Adjusted earnings per share measure and Shell Transport’s basic earnings per share, is provided on page 33.

*	One New York Share = six 25p Ordinary shares

For information about the data contained in the charts relating to Shell Transport, consult the Shareholder information section on page 36.

Throughout this report, a billion = 1,000 million.

Unification of Royal Dutch and Shell Transport 5

Unification of Royal Dutch and Shell Transport

“Your Board believes that these proposals are in the best interests of shareholders and the Directors unanimously recommend that Shell Transport shareholders vote in favour of the resolutions to be proposed at the meetings on June 28, 2005.”

Lord Oxburgh
Chairman

A review of the structure and governance of the Shell Group was carried out during 2004 by a steering group drawn from the Boards of the Group’s two parent companies, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport). Chaired by Lord Kerr, its remit was to consider how best to simplify the structures of the companies, the Boards and management of the Group; how to improve the decision making processes and the personal accountability of management; and how to enhance leadership of the Group. The steering group heard the views of a large number of institutional shareholders and shareholder groups and considered a wide range of solutions, in the end opting for the simplest, cleanest and clearest. The steering group’s final recommendations received the unanimous support of the Boards and were announced on October 28, 2004.

The Boards’ proposal to shareholders is for the unification of the two existing parent companies, Royal Dutch and Shell Transport, under a single new parent company, Royal Dutch Shell plc.

Royal Dutch Shell is incorporated in England and Wales and has a single corporate headquarters and its tax domicile in the Netherlands. Royal Dutch Shell will have a single tier 15-person board with a majority of independent non-executive directors, headed by a non-executive chairman. A single Chief Executive leads the Executive Committee, whose members report to him.

The Boards believe that this proposal will strengthen the Group in a number of ways. It will provide a clearer and simpler structure with a single smaller board and a simplified senior management structure. The lines of accountability will be clearer with the Executive Committee reporting to the Chief Executive, who in turn will report to the unified single board and non-executive chairman, who are accountable to shareholders. Efficiencies will be achieved by reducing duplication and centralising functions in one headquarters in The Hague.

The Executive Committee has already been established and Jeroen van der Veer has been appointed as the Group’s first Chief Executive. He has full executive authority and a remit to drive the implementation of strategy, operational delivery and cultural change.

Shell Transport is seeking shareholder approval on June 28, 2005 of the proposed unification. Further details about the proposal and instructions on how to vote, either in person or by proxy, are being sent to shareholders separately and are available on www.shell.com/unification. Voting on the proposals will take place at an Extraordinary General Meeting and at a Court convened meeting, both to be held on June 28, 2005 after the Annual General Meeting.

If the proposals are approved by shareholders of both Royal Dutch and Shell Transport, the conditions of the Royal Dutch offer are satisfied or, to the extent permitted, waived and the Shell Transport scheme of arrangement is approved by the High Court, implementation of the new structure is expected to take place in July 2005 (subject to the satisfaction or waiver of all other conditions).

6 Royal Dutch/Shell Group of Companies

The Boards of the Parent Companies

As at April 2005

Royal Dutch Supervisory Board
Aad Jacobs
Chairman

Maarten van den Bergh
Wim Kok
Jonkheer Aarnout Loudon
Professor Hubert Markl
Christine Morin-Postel
Lawrence Ricciardi

Royal Dutch Board of Management
Jeroen van der Veer
President of Royal Dutch and
Group Chief Executive

Linda Cook
Rob Routs

Shell Transport Non-executive Directors
Lord Oxburgh
Chairman

Teymour Alireza
Sir Peter Burt
Dr Eileen Buttle
Luis Giusti
Nina Henderson
Sir Peter Job
Lord Kerr of Kinlochard
Sir Mark Moody-Stuart

Shell Transport Managing Directors
Malcolm Brinded
Peter Voser

Company Secretary, Royal Dutch
Michiel Brandjes
Joined the Group in 1980 as a Legal Adviser. General Attorney of the Company since May 2003. Appointed Company Secretary of Royal
Dutch in February 2004.

Company Secretary, Shell Transport
Jyoti Munsiff
Joined the Group in 1969 as a Legal Adviser. Appointed Company Secretary of Shell Transport in 1993.

Key to Committee membership
■ Group Audit Committee
+ Remuneration and Succession Review Committee
# Social Responsibility Committee
ø Shell Transport Nomination Committee

The Boards of the Parent Companies are denoted as follows:
Royal Dutch
Shell Transport

The Boards of the Parent Companies 7

The members of the Supervisory Board and the Board of Management of Royal Dutch Petroleum Company and the Directors and Managing Directors of The “Shell” Transport and Trading Company, p.l.c. meet regularly during the year to discuss reviews and reports on the business and plans of the Royal Dutch/Shell Group.

Aad Jacobs ●
Chairman of the Supervisory
Board of Royal Dutch
Born May 28, 1936. A Dutch national, appointed a member of the Supervisory Board in 1998 and Chairman in 2002. Due to retire in 2006. Previously Chairman of the Board of Management of ING Group. Chairman of the Supervisory Boards of Joh. Enschedé, Imtech and VNU; Vice-Chairman of the Supervisory Boards of Buhrmann and IHC Caland and a member of the Supervisory Board of ING Group.

Lord Oxburgh KBE FRS ø
Non-executive Chairman of Shell Transport
Born November 2, 1934. A British national, appointed a Director in 1996 and Non-executive Chairman in March 2004. Pursuant to the Articles of Association, he will retire in 2005 by virtue of age (70 years) and will stand for re-election at the 2005 AGM. Held a number of scientific and university appointments including Chief Scientific Advisor, Ministry of Defence and Rector, Imperial College of Science, Technology and Medicine.

Jeroen van der Veer
President of Royal Dutch and Group
Chief Executive
Born October 27, 1947. A Dutch national, appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997. Appointed Group Chief Executive in October 2004. Joined the Group in 1971 in refinery process design and held a number of senior management positions around the world. Also a member of the Supervisory Board of De Nederlandsche Bank (until September 2004) and a Non-executive Director of Unilever.

Teymour Alireza #
Non-executive Director of Shell Transport
Born September 7, 1939. A Saudi Arabian national, appointed a Director in 1997. Latest date for retirement by rotation 2005. President and Deputy Chairman of The Alireza Group. Also Chairman of the National Pipe Company Ltd, Saudi Arabia and a Director of Arabian Gulf Investments (Far East) Ltd and of Riyad Bank Saudi Arabia. Member of the International Board of Trustees of the World Wide Fund for Nature.

Maarten van den Bergh + #
Member of the Supervisory Board
of Royal Dutch
Born April 19, 1942. A Dutch national, appointed a member of the Supervisory Board in 2000 and 2004. Due to retire in 2008. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. Chairman of the Board of Directors of Lloyds TSB and a member of the Boards of Directors of BT and British Airways.

Malcolm Brinded CBE FREng
Managing Director of Shell Transport
and Executive Director
Born March 18, 1953. A British national, was appointed a Director and Managing Director of Shell Transport in March 2004. Latest date for retirement by rotation 2007. Previously a Managing Director of Royal Dutch since 2002. Joined the Group in 1974 and has held various positions around the world. Country Chair for Shell in the UK from 1999 to 2002 and Director of Planning, Environment and External Affairs at Shell International Ltd from 2001 to 2002.

Sir Peter Burt FRSE ● ø
Non-executive Director of Shell Transport
Born March 6, 1944. A British national, appointed a Director in 2002. Latest date for retirement by rotation 2006. Joined the Bank of Scotland in 1975 and rose to become Chief General Manager. Appointed Group Chief Executive and in 2001 became Executive Deputy Chairman of HBOS plc and Governor of the Bank of Scotland, retired in 2003. Chairman of Gleacher Shacklock Limited and a director of a number of charitable organisations. In February 2004 he was appointed Non-executive Chairman of ITV plc.

Dr Eileen Buttle CBE #
Non-executive Director of Shell Transport
Born October 19, 1937. A British national, appointed a Director in 1998 following retirement from a career of public scientific appointments. Latest date for retirement by rotation 2007. Member of a number of UK Government and European Union advisory committees on environmental aspects of UK and European research and of Boards of Trustees of environmental non-governmental organisations.

Linda Cook
Managing Director of Royal Dutch
and Executive Director
Born June 4, 1958. A US national, appointed a Managing Director of Royal Dutch in August 2004. President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Ltd from August 2003 to July 2004. Joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. Member of the Society of Petroleum Engineers and member of the Board of Directors of The Boeing Company.

10 Luis Giusti ●
Non-executive Director of Shell Transport
Born November 27, 1944. A Venezuelan national, appointed a Director in 2000. Latest date for retirement by rotation 2007. Chairman and Chief Executive Officer of Petróleos de Venezuela, SA (PDVSA) from 1994 to 1999. Before joining PDVSA in 1976, worked for the Venezuelan Shell oil company. Member of the Board of Governors of the Centre for Global Energy Studies in London. Senior Advisor at the Center for Strategic and International Studies in Washington DC.

Mary R. (Nina) Henderson ● +
Non-executive Director of Shell Transport
Born July 6, 1950. A US national, appointed a Director in 2001. Latest date for retirement by rotation 2007. Previously President of a major division and Corporate Vice-President of Bestfoods, a major US foods company, responsible for worldwide core business development. Non-executive Director of Pactiv Corporation, AXA Financial Inc., Del Monte Foods Company and Visiting Nurse Service of New York.

Sir Peter Job KBE + ø
Non-executive Director of Shell Transport
Born July 13, 1941. A British national, appointed a Director in 2001. Latest date for retirement by rotation 2005. Previously Chief Executive of Reuters plc. Non-executive Director of Schroders plc, TIBCO Software Inc., Instinet Group Inc., and a member of the Supervisory Board of Deutsche Bank AG.

Lord Kerr of Kinlochard GCMG + ø
Non-executive Director of Shell Transport
Born February 22, 1942. A British national, appointed a Director in 2002. Latest date for retirement by rotation 2006. A member of the UK Diplomatic Service from 1966 to 2002 (and its Head from 1997 to 2002), he was successively UK Permanent Representative to the EU, British Ambassador to the USA, Foreign Office Permanent Under Secretary of State and Secretary-General of the European Convention. Non-executive Director of Rio Tinto, Scottish American Investment Trust plc and Chairman of Court/Council of Imperial College. Trustee of the National Gallery and of the Rhodes Trust.

Wim Kok #
Member of the Supervisory Board
of Royal Dutch
Born September 29, 1938. A Dutch national, appointed a member of the Supervisory Board with effect from 2003. Due to retire by rotation in 2007. Chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the Supervisory Boards of ING Group, KLM and TPG.

Jonkheer Aarnout Loudon + #
Member of the Supervisory Board
of Royal Dutch
Born December 10, 1936. A Dutch national, appointed a member of the Supervisory Board in 1997. Due to retire in 2007. Member of the Board of Management of Akzo from 1977 to 1994 (Akzo Nobel as from 1994) and its Chairman from 1982 to 1994. Chairman of the Supervisory Boards of ABN AMRO Bank and Akzo Nobel and a member of the International Advisory Board of Allianz.

Professor Hubert Markl +
Member of the Supervisory Board
of Royal Dutch
Born August 17, 1938. A German national, appointed a member of the Supervisory Board in 2002. Due to retire by rotation in 2006. President of the Max-Planck-Gesellschaft from 1996 to 2002. Professor of Biology at the University of Constance from 1974 to 2003. Member of the Supervisory Boards of Aventis, BMW, and Münchener Rückversicherungs-Gesellschaft.

Sir Mark Moody-Stuart KCMG #
Non-executive Director of Shell Transport
Born September 15, 1940. A British national, appointed a Non-executive Director in 2001. Latest date for retirement by rotation 2005. Appointed a Managing Director in 1991 and Chairman of Shell Transport from 1997 to 2001. Chairman of Anglo American plc and a Director of HSBC Holdings plc and Accenture. Member of the UN Secretary General’s Advisory Council for the Global Compact from 2001 to 2004.

Christine Morin-Postel ●
Member of the Supervisory Board
of Royal Dutch
Born October 6, 1946. A French national, appointed a member of the Supervisory Board in July, 2004. Due to retire by rotation in 2008. Formerly Chief Executive of Société Générale de Belgique and Executive Vice-President and member of the Executive Committee of Suez. Member of the Board of Alcan Inc., 3i Group plc and Pilkington plc.

Lawrence Ricciardi ●
Member of the Supervisory Board
of Royal Dutch
Born August 14, 1940. A US national, appointed a member of the Supervisory Board in 2001. Due to retire by rotation in 2005. Previously President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. Senior Advisor to the law firm Jones Day and to Lazard Frères & Co. Member of the Board of Directors of The Reader’s Digest Association, Inc.

Rob Routs
Managing Director of Royal Dutch and
Executive Director
Born September 10, 1946. A Dutch national, appointed a Managing Director of Royal Dutch with effect from 2003. Joined the Group in 1971. Held various positions in the Netherlands, Canada and the USA. Previously President and Chief Executive Officer of Shell Oil Products USA and President of Shell Oil Company and Country Chair for Shell in the USA.

Peter Voser
Managing Director of Shell Transport
and Chief Financial Officer
Born August 29, 1958. A Swiss national, appointed a Managing Director of Shell Transport and Chief Financial Officer (CFO) in October 2004. Latest date for retirement by rotation 2008. In 2002, joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as CFO and Member of the Group Executive Committee. Also responsible for ABB’s Group IT and the Oil, Gas and Petrochemicals business. Originally joined the Royal Dutch/Shell Group in 1982 where he held a variety of finance and business roles in Switzerland, UK, Argentina and Chile, including CFO of Oil Products. Member of the Board of Directors of UBS AG.

 8 Royal Dutch/Shell Group of Companies

What we do

Though we are probably best known to the public for our service stations and for finding and producing oil and natural gas, our activities result in many other products that play a role in people’s everyday lives.

Upstream

Shell’s upstream businesses explore for and extract oil and natural gas, and build and operate the infrastructure necessary to deliver these hydrocarbons to market. Activities also include marketing and trading of natural gas and electricity, as well as converting natural gas to liquids to provide cleaner fuels.

Exploration & Production
Employees (thousand)	17
Capital investment ($ million)	9,868

Gas & Power
Employees (thousand)	2
Capital investment ($ million)	1,633

Downstream

Shell’s downstream businesses engage in refining crude oil into a range of products including fuels, lubricants and petrochemicals. The Group operates the largest single brand retail network, with over 46,000 service stations.

Oil Products
Employees (thousand)	76
Capital investment ($ million)	2,466

Chemicals
Employees (thousand)	8
Capital investment ($ million)	705

Everyday products

Shell’s products play a part in people’s everyday lives:

–	fuels and lubricants used in cars, trucks, buses and planes;

–	natural gas, wind power and solar panels used to generate electricity for industrial and domestic use; and

–	base chemicals and intermediates used to manufacture household products, from detergents to CDs to toys.

Renewables and Hydrogen

The activities covered in Shell’s new energy portfolio aim to build a commercially viable business based on hydrogen and renewable sources. Part of this portfolio includes producing wind and solar energy used to generate electricity and finding solutions to develop hydrogen as a cleaner and more efficient fuel.

Corporate and Other
Employees (thousand)	9
Capital investment ($ million)	243

Find out more
www.shell.com/aboutshell

Where we are 9

Where we are

Shell is a global group of energy and petrochemical companies, operating in more than 140 countries and territories and employing more than 112,000 people.

10 Royal Dutch/Shell Group of Companies

Summary Operational and Financial Review

The Royal Dutch/Shell Group of Companies consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. We also have interests in other industry segments such as Renewables and Hydrogen.

Upstream and Downstream

An energy company’s upstream activities consist of the exploration, production and transportation of oil and natural gas. Its downstream activities consist of the refining, processing, distribution and marketing of that oil and gas.

Strategy

Over time, and across the commodity price cycle, the Group has achieved higher earnings, cash flow and returns on investment in the Exploration & Production business compared with the other businesses, and sees significant growth potential in demand for natural gas. The downstream businesses continue to offer attractive returns and growth potential in certain business lines and geographies, and provide useful balance in the portfolio to reduce exposure to commodity price movements. The Group’s core competencies include the application of technology, financial and project management skills to large oil and gas projects; the ability to develop and manage a diverse and international business portfolio; and the development of customer-focused businesses built around the strength of the Shell brand.

Our strategy is clear: more upstream, profitable downstream. We intend to focus on areas with high growth potential and where we can capture value from a higher oil and gas price environment. The strategy will be achieved through the following actions:

Reshaping our portfolio

We are strengthening our portfolio through an active programme of divestments and selective focused acquisitions. We have increased our capital expenditure to about $15 billion per year for the medium term, and in the period from 2004 to 2006 will be selling non-strategic or under-performing assets with proceeds targeted at $12 to $15 billion. Most of the increased capital expenditure will be in the upstream, where we expect higher returns. We are growing our upstream business in areas of resource opportunity such as Russia, the Middle East and West Africa, and our downstream business in markets such as Asia Pacific where we see significant potential for growth. We also intend to generate new income streams from

Regaining upstream strength:

Finding new resources

Construction work for the Ormen Lange field, Norway

Ormen Lange is Europe’s second largest offshore gas field. It is situated in an area where climatic and oceanographic conditions make it one of the most challenging developments in the world.

One of our key challenges is to improve our reserves replacement ratio and build our oil and gas resources for the future. Over the next five years, we will be investing $10 billion a year to provide the infrastructure and facilities to unlock 13 billion barrels of new resources.

This activity will include investment to sustain production from our existing positions in Europe, the Americas, Brunei, Malaysia, Oman and onshore Nigeria. We are also making significant investments in new positions such as offshore Nigeria and Kashagan in Kazakhstan. We will develop our strength further in integrated gas developments in LNG, GTL and in pipeline gas from developments such as Ormen Lange. Finally, we will increase our focus on new unconventional developments such as oil sands.

Total exploration and appraisal expenditure will rise to $1.5 billion a year, most of which will be spent on acquiring new acreage and drilling new prospects, with a focus on larger exploration opportunities in fewer countries. In 2004 we have made discoveries in 14 countries and have made positive appraisals of finds in the Gulf of Mexico, Kazakhstan and Malaysia. Over recent years we have increased the drilling of exploration prospects where we expect to find more than 100 million barrels. We drilled 12 of these prospects in 2003 and 15 in 2004 and we expect to drill 15 to 20 of these each year.

Find out more
www.shell.com/ep

Summary Operational and Financial Review 11

technologies such as oil sands production and gas to liquids conversion; by providing oil and gas processing services; and from energy sources such as wind, hydrogen and solar power.

Raising our operational performance

Our strategy is underpinned by a focus on achieving the highest standards of performance and operational excellence across all of our business activities. A measure of operational performance for each business has been built into employee compensation systems, encouraging everyone in the organisation to make this a priority. Project delivery and execution has also become increasingly important as we take on larger and more complex projects. We are channelling more resources into this area and providing additional staff training. To deliver our strategy we must complete projects on time, on specification and on budget. Operational performance also means delivering competitive returns and strong cash generation.

Creating the culture and organisation to deliver

Through simplifying our structure and standardising processes across businesses and around the world, we are creating a more dynamic, responsive organisation. The three principles of leadership, accountability and teamwork form the basis of a culture change that is being embedded throughout the Group by the Executive Committee and other senior leaders. The appointment of a single Group Chief Executive to lead this process is proving to be an enabler for driving these changes.

“Improved performance will underpin all of our activities with the goal of achieving top quartile performance in all our businesses.”

Jeroen van der Veer
Group Chief Executive

More profitable downstream:

Securing the benefits of integration

A joint oil and chemicals site, Deer Park, Texas, USA

Having a facility that is fully integrated from raw materials to end products at one site means we can operate at lower cost to produce chemicals such as phenol, used to manufacture everyday goods like compact discs, computers and car headlights.

Shell’s downstream business refines some 4.4 million barrels a day of crude oil, produces some 20 million tonnes per year of chemical products and sells 145 billion litres of fuel a year at our 46,000 service stations.

This business operates in an increasingly competitive and challenging environment where our customers are becoming more discerning and where the pressures on costs are growing. If we are to meet our strategic objective of more profitable downstream we need to ensure that we manage those activities in a way that meets those challenges. That is why we have established a new global downstream organisation that integrates some activities of our Chemicals and Oil Products businesses.

There are obvious immediate practical benefits to this approach where refineries and petrochemicals plants are on the same sites and can share services. The new structure is also making it easier to adopt best practice quickly across all our operations wherever they are in the world. This helps to improve reliability and operational performance at our manufacturing sites. Equally, by standardising and simplifying business processes we can provide a more responsive and effective service to our customers.

We believe that the new downstream global strategy will reduce costs, improve the service we provide to our customers and help us to retain our position as a market leader in the downstream sector.

Find out more
www.shelldeerpark.com

12 Royal Dutch/Shell Group of Companies

Summary of Group results

2004 was a year of extremes, with the reserves recategorisation on one hand, and record net income and cash generation on the other.

“These strong results were, of course, largely the result of high oil and natural gas prices, but they also reflect our financial and operational strengths and the way we are improving our operational performance.”

Jeroen van der Veer
Group Chief Executive

Earnings			$ million
		2003	2002
	2004	As restated[a]	As restated[a]

Income from continuing operations	16,623	12,033	9,469
Income from discontinued operations	1,560	25	187
Cumulative effect of a change in accounting principle	—	255	—

Net income	18,183	12,313	9,656

Change from previous year	+48%	+28%	-6%

a	See Note 2 to the Summary Group Financial Statements.

The Group’s net income in 2004 was $18.2 billion, an increase of 48% from 2003. These earnings reflect higher realised oil and gas prices in Exploration & Production and higher LNG volumes and prices in Gas & Power, as well as increases in refining margins and trading profits in Oil Products and higher volumes and margins in Chemicals.

Exploration & Production earnings were $9,315 million, 4% higher than in 2003. Production in 2004 was broadly unchanged compared to 2003, excluding the impact of divestments, price effects and hurricanes in the Gulf of Mexico. The decline in production in mature areas was largely offset by the start of production in new fields.

Hydrocarbon prices were higher in 2004 than in 2003 with Brent crude prices averaging $38.30 a barrel compared with $28.85 in 2003 and West Texas Intermediate prices averaging $41.50 a barrel in 2004 compared with $31.05 in 2003. Prices reflected the effect of strong US and Chinese demand, geopolitical uncertainty in a number of producer countries, disruptions to production as a result of the hurricanes in the Gulf of Mexico, and lower OPEC spare production capacity. The benefits of higher oil and gas prices were offset by lower hydrocarbon production, higher costs and depreciation, and an increase in the overall effective tax rate.

Earnings in Gas & Power were $2,155 million, 6% lower than in 2003. Earnings in 2003 included gains of $1,120 million mainly related to divestments (Ruhrgas), divestment gains in 2004 were $772 million. Earnings in 2004 reflected a 9% increase in LNG volumes and an 8% increase in LNG prices.

Oil Products earnings increased by 164% compared with 2003, to $7,537 million, benefiting significantly from higher refining margins and increased trading earnings. These results included divestment gains of $1,038 million and net charges of $403 million.

Earnings in Chemicals were $930 million, after a $565 million write-down in the carrying amount of Basell. This impairment followed the announcement in 2004 of a review of strategic alternatives regarding this joint venture In 2003, a loss of $209 million for Chemicals included $478 million in asset restructuring and impairment charges. The improvement in earnings from 2003 was due to volume growth and higher margins.

The results discussed above include income from discontinued operations of $1,560 million in 2004, including gains on the disposal of such operations.

Capital investment1 in 2004 was $14.9 billion compared with $14.3 billion in 2003. Gross proceeds from divestments were $7.6 billion and cash flow from operating activities was $25.6 billion, an increase of 18% from 2003. At the end of 2004 the total debt ratio2 was

1	Capital investment is capital expenditure, exploration expense and investments in associated companies.

2	The total debt ratio is defined as short-term plus long- term debt as a percentage of capital employed. Capital employed is Group net assets before deduction of minority interests, plus short-term and long-term debt.

Summary Operational and Financial Review 13

13.8% compared with 21.0% in 2003. Cash and cash equivalents were $8.5 billion compared with $2.0 billion in 2003.

It is expected that at least $10 billion, subject to exchange rates, will be returned to shareholders in dividends in 2005. The share buyback programme was relaunched on February 3, 2005.

All Group financial information contained in this section is presented in accordance with accounting principles generally accepted in the United States.

Reserves

On January 9, 2004, the Group announced the removal of approximately 3.9 billion barrels of oil equivalent (boe) originally reported as proved reserves at December 31, 2002. As a result of further field level reviews concluded in April 2004, the Group determined to restate both the Financial Statements (the First Financial Restatement) and the unaudited disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to reflect the removal of 4.47 billion boe originally reported as proved reserves as at December 31, 2002.

On February 3, 2005 as a result of reservoir level reviews conducted from July to December 2004 of substantially all of the Group’s proved reserves volumes, the Group announced the removal of approximately 1.37 billion boe of oil and natural gas that were originally reported as proved reserves as at December 31, 2003. The Group has restated the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Group Financial Statements (the Second Reserves Restatement) to remove these volumes at the earliest date on which they did not represent “proved reserves” within the applicable rules of the United States Securities and Exchange Commission, which in many cases is the date on which the volumes were initially booked as reserves. Approximately 57% of the de-booked volumes were previously booked as proved undeveloped reserves and 43% of the de-booked volumes were previously booked as proved developed reserves.

In view of the inappropriate overstatement of unaudited proved reserves information, it was decided to restate the Financial Statements of the Group, and each of the Parent Companies for the year ended December 2003 and prior periods (the Second Financial Restatement) to reflect the impact of the Second Reserves Restatement on those Financial Statements.

For further information on the Reserves Restatements and Financial Restatements see Note 2 to the Summary Group Financial Statements.

 14 Royal Dutch/Shell Group of Companies

Upstream: Exploration & Production

Performance for the year was strong in terms of cash generation and the progress made on new business milestones. However, the SEC proved reserves reduction and the low 2004 reserves replacement ratio were clearly disappointing.

Our Exploration & Production business searches for and recovers oil and natural gas around the world and is active in more than 36 countries. The majority of these activities are carried out in ventures with external partners.

“The E&P business retains a sound foundation of assets, positions and people. We have some way to go, but we will regain our competitive strength.”

Malcolm Brinded
Executive Director,
Exploration & Production

Malcolm Brinded
Executive Director, Exploration & Production

			$ million
		2003	2002
Earnings	2004	As restated[a]	As restated[a]

Segment earnings	9,315	8,923	6,726

Change from previous year	+4%	+33%	-15%

a	See Note 2 to the Summary Group Financial Statements.

Exploration & Production earnings in 2004 were $9,315 million, 4% higher than in 2003 reflecting higher oil and natural gas prices. Total underlying hydrocarbon production (including oil sands) was 3% lower than in 2003 at 3,772 thousand barrels of oil equivalent (boe) per day1 and total capital investment was $8.8 billion (excluding the contribution of our minority partners in Sakhalin).

Various new fields started production during the year, including Jintan and Serai in Sarawak, Malaysia and Goldeneye in the Moray Firth in the UK. Production began at the Holstein, Llano and Glider fields in the Gulf of Mexico, and in the North Sea at the Scoter and Howe fields. Oil production from the West Salym field in Russia started, a year earlier than planned.

A number of fields increased production significantly over the year. These included the Bijupirá-Salema field in Brazil, the Na Kika and Habanero fields in the USA, the EA

1	Natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

Building a long history:
A new discovery in Brunei

Sally Kapal, a production operator on Ampa 6.
Ampa 6 is one of Shell’s offshore production platforms
in Brunei. Over 80% of the employees of Brunei Shell
are Bruneian.

In 2004 Shell celebrated 75 years of production in Brunei. In a joint venture with the Brunei government, we operate 15 oil and natural gas fields, which makes Brunei the Group’s largest source of oil in the Asia Pacific region.

The mature fields in Brunei have been complemented by a potentially significant new discovery in what is known as the Seria North flank. The Seria field was first discovered in 1929 in a coastal area onshore and has been a significant producer of oil and natural gas for many years. The latest find is in an area three kilometres offshore that had not previously been drilled and, while more appraisal work needs to be done, current indications suggest that there could be up to 100 million barrels of oil in the whole of the Seria North flank.

The exploration of the area is making use of the most advanced technology including the use of what is known as a fish hook well. This type of well follows a U shape and means that the Seria North flank can be developed from a drilling rig onshore. This use of existing infrastructure and facilities is a very efficient way of extending and developing the life of the field.

Find out more
www.shell.com/ep

Summary Operational and Financial Review 15

field in Nigeria and the Athabasca Oil Sands Project in Canada. These increases, along with production from new fields, added 221,000 boe per day of production.

During the year, final investment decision was taken on the Kashagan project in Kazakhstan which is expected to start production in 2008. The development of the Pohokura natural gas field in New Zealand was agreed and planning permission was granted for the terminal that will receive natural gas from the offshore Corrib development in Ireland. In Oman agreements were signed with the government to extend the terms of Petroleum Development Oman’s (PDO) concession until 2044 and a Heads of Agreement was signed with the Libyan National Oil Company to establish a long-term strategic partnership. Plans were also announced to increase production at the Athabasca Oil Sands Project and important progress was made on the construction work for the Sakhalin project.

We participated in 31 successful exploration wells and made discoveries in 11 countries. These discoveries will now be appraised in order to establish the extent of the reserves they contain.

Reserves

Further reductions were made to the proved reserves (see page 13 for further details). At the end of the year the Group’s total proved reserves were 10,231 million boe, 12% lower than the previous year. At December 31, 2004 the Group share of associated companies’ total proved reserves were 1,652 million boe, 22% higher than the previous year. Exploration and appraisal activity has been refocused and investment increased in order to improve reserve replacement in the future.

Unlocking new resources in Russia:
Salym starts production

Construction of essential field infrastructure facilities, Salym, Russia
The Salym project is an important step forward in the development of Shell’s presence in Russia, a country of high strategic importance for the Group.

The Salym project in western Siberia is a $1 billion joint venture between Shell and the Russian oil company, OAO NK Evikohn and is Shell’s second largest investment in Russia (after Sakhalin). The rapid pace of the development of these complex fields shows the value that can be gained from combining Shell’s international experience with the long established expertise of the Siberian oil industry.

The Salym group of fields is estimated to have more than 800 million barrels of producible oil and natural gas resources and to have a life of over 30 years. They cover three areas, Upper Salym, West Salym and Vadelyp. Production started from the Upper Salym field in 2003, from West Salym, the biggest field, at the end of 2004, and will be followed by Vadelyp in 2006. The development will have 213 production wells across the three fields, from which production is expected to reach 120,000 barrels of oil a day and 20 million cubic feet of natural gas. All this work is being carried out to high environmental standards and in a way that seeks to make a positive contribution to the local community.

Exploration is continuing in the area and a new prospect has been found in the Upper Salym field. While testing is continuing to establish the extent and nature of this discovery, it is an encouraging find. This underlines that the area has major potential for further development and reinforces Shell’s role in the massive and still growing Russian upstream industry.

Find out more
www.shell.com/ep

16 Royal Dutch/Shell Group of Companies

Upstream: Gas & Power

The drivers behind the strong performance for 2004 are LNG volume growth, record realised prices and higher dividends from joint ventures.

Our Gas & Power business liquefies and transports natural gas, and develops natural gas markets and infrastructure including gas-fired power plants. It also markets and trades natural gas and electricity and converts natural gas to liquids to provide clean fuels. The majority of activities, in particular liquefied natural gas (LNG), are carried out by associated companies.

“My personal top three priorities for 2005 are improvement in safety performance, operational excellence and accessing material new natural gas positions for the Group.”

Linda Cook
Executive Director, Gas & Power

Linda Cook
Executive Director, Gas & Power

Earnings

			$ million
		2003 As	2002 As
	2004	reclassified[a]	reclassified[a]

Segment earnings	2,155	2,289	774

Change from previous year	-6%	+196%	-37%

a	See Note 2 to the Summary Group Financial Statements.

Gas & Power earnings in 2004 were $2,155 million, down slightly from record earnings of $2,289 million in 2003. Earnings in 2003 included gains of $1,120 million mainly related to divestments (Ruhrgas), whereas divestment gains in 2004 were $772 million. Excluding these gains, earnings in 2004 were up 18% on 2003.

Capital investment in 2004 was $1,633 million, up 8% from $1,511 million in 2003.

Total LNG sales increased to a record 10.15 million tonnes reflecting the impact of the start of production from the fourth train in the North West Shelf Venture in Australia, increased production from the Malaysia Tiga project and the effect of a full year’s production from the third train of Nigeria LNG.

Two new long-term contracts were signed for the Australian North West Shelf Venture to supply LNG to Japan and an agreement was also reached to supply 3.5 million tonnes per annum (mtpa) for 25 years to China’s first LNG terminal in Guangdong. The Malaysia Tiga LNG project signed an agreement to

Developing a global LNG business:
New projects in North America

Mateo Lopez, Managing Director, Altamira LNG Import Terminal

The construction at Altamira, on the east coast of Mexico, is only a part of Shell’s broader strategy to establish a network of LNG terminals in North America.

Global demand for liquefied natural gas (LNG) is expected to double during this decade. The increases will be seen in all major markets but the fastest growth will be in North America where Shell has several import projects at different stages of development that will build on our leading role in the global LNG business.

Shell is already supplying LNG to the US market through an existing regasification terminal at Cove Point in Maryland and supplies to Elba Island in Georgia are set to begin in 2006. We have proposals for new terminals at Gulf Landing in the Gulf of Mexico and for the Broadwater project in Long Island Sound.

In Mexico we are involved in two new LNG import terminals with the first at Altamira on the east coast. This will initially receive much of its natural gas from Shell’s LNG plant in Nigeria to supply the growing Mexican market and is expected to start operations towards the end of 2006. The second terminal, at Baja California on Mexico’s west coast, will be supplied through a historic development with LNG from the Sakhalin project in Russia. While Russia has been supplying natural gas to Europe for more than 30 years this is the first time that Russian natural gas has been sold into the North American market. The agreement will see 37 million tonnes of LNG being supplied from Sakhalin to Baja over a 20-year period. Longer-term supplies to Baja are also expected from Shell’s other LNG projects in Asia Pacific.

Find out more
www.shell.com/lng

Summary Operational and Financial Review 17

supply 2.8mtpa to Kogas in Korea (2005-2008). Sakhalin Energy finalised a number of agreements to supply LNG from the Sakhalin II project. A total of 5mtpa has now been sold under long-term contracts from this project, including a historic agreement to supply Russian natural gas to the North American market through the Baja California receiving terminal in Mexico.

There were a number of other significant developments in the North American market including the Group’s agreement to acquire 50% of the capacity of the new regasification terminal in Baja California, Mexico. Progress was also made in the joint venture that is building a 3.3mtpa LNG import terminal on Mexico’s east coast at Altamira. Another Shell joint venture announced plans to develop a 7.5mtpa offshore LNG import terminal in Long Island Sound in the USA and permits for the Gulf Landing offshore import terminal in the Gulf of Mexico were received in early 2005.

In other key developments the decision was made to proceed with Nigeria LNG train 6 which is expected to start production in 2007. Shell acquired an 11% indirect interest in the Qalhat LNG project in Oman which has a total capacity of 3.3mtpa. An integrated development and production sharing agreement was signed between Shell and Qatar Petroleum to develop the Pearl Gas to Liquids (GTL) plant at Ras Laffan. When fully operational the plant will have the capacity to produce 140,000 barrels per day of GTL products.

In April 2005, Shell and Bechtel Enterprises Energy B.V. signed an agreement to sell InterGen N.V. (Group interest 68%) including 10 of its power plants for $1.75 billion. Excluded from the sale are InterGen’s assets in the United States, Colombia, and Turkey, which will be reorganised prior to financial closing and retained by Shell and Bechtel pending further review. The transaction is expected to close mid-2005 and is subject to certain conditions and regulatory approvals.

Supporting sustainable transport:
GTL comes to China

Shanghai, China
A cleaner alternative, GTL Fuels are being
tested in large cities such as Shanghai.

The world’s largest cities face real challenges in improving local air quality. Shell’s Gas to Liquids (GTL) Fuel could play an important part in meeting that challenge. GTL is a liquid fuel produced from natural gas that can be used in vehicles with conventional diesel engines. GTL offers a practical and cost-effective way of reducing vehicle emissions.

Trials in cities around the world, using fuel produced at our plant in Bintulu, Malaysia, have already shown the benefits GTL Fuel can bring in reducing emissions. In addition, Shell is working with a number of vehicle manufacturers to develop advanced engines to improve both performance and reduce polluting emissions further.

Trials with GTL Fuel in 2004 included London buses, cars in Shanghai at the Michelin Bibendum Challenge, and trucks in California. At the Michelin Bibendum Challenge, the world’s premier clean vehicle event held in Shanghai in 2004, GTL Fuel was used in the latest Audi diesel cars. The international event includes a rally, exhibition and technical competition designed to test a range of new engine technologies and fuels. Emissions tests demonstrated that GTL Fuel reduced emissions of particulates, nitrogen oxide, carbon monoxide and hydrocarbons significantly below standard European diesel and resulted in Audi winning their class in the competition.

GTL Fuel blends are already on sale in a number of countries and, when the planned Pearl GTL project in Qatar starts production late in this decade, will be available on a larger scale across the world.

Find out more
www.shell.com/gtl

18 Royal Dutch/Shell Group of Companies

Downstream: Oil Products

Underlying the 2004 results was improved asset utilisation which enabled the business to capture more benefits of high margins.

Our Oil Products business markets fuels and lubricants for domestic and industrial use and for the range of transport modes from road to shipping and aviation. It also refines, supplies, trades and ships crude oil and petroleum products.

“Our priorities for 2005 include strengthening our position for the long term in those markets that offer good profitability and potential for growth, and developing distinctive customer value propositions. The new global organisation is an important enabler in these activities.”

Rob Routs
Executive Director,
Oil Products and Chemicals

Rob Routs
Executive Director,
Oil Products and Chemicals

Earnings			$ million
		2003 As	2002 As
	2004	reclassified[a]	reclassified[a]

Segment earnings	7,537	2,860	2,627

Change from previous year	+164%	+9%	-33%

a	See Note 2 to the Summary Group Financial Statements.

Total full year segment earnings in Oil Products were $7,537 million, an increase of 164% over 2003, reflecting higher refining margins and increased trading earnings.

Capital investment in 2004 was $2.5 billion compared with $2.4 billion in 2003. The main areas of investment were in refinery maintenance and in maintaining and upgrading retail networks.

The rebranding of the retail network in the USA and Europe continued. In the USA, more than 12,000 sites have either been rebranded from Texaco to Shell or upgraded to the new Shell image and style. Shell is now the leading brand of gasoline in the USA, having a greater market share and higher volume of sales than any other brand. Work continued to extend our presence in the premium fuels market including the launch of V-Power in the USA and of a V-Power diesel blend, with a Gas to Liquids component, in Germany and the Netherlands.

Looking to growth markets:
New developments in Asia

Shell Service Station, Subang Jaya, Malaysia

Increasing our presence in the Asian market is key to the success of the downstream strategy.

In the highly competitive oil products market it is especially important that we increase our presence in selected markets which are seeing growth in demand and reduce our assets in markets where returns are less attractive.

As a result, we are expanding our presence in Asian markets which look set to see significant economic growth in the years ahead. This will build on the success we have already had in establishing new positions in this region. These include the agreement we have signed with Sinopec to provide 500 retail stations in Jiangsu province which will give us a presence in China’s rapidly growing transport fuels sector. Other investments are developing new downstream activity elsewhere in the region. We have gained the first foreign retail marketing licence in India and the first retail service station opened in Bangalore in late 2004. In Indonesia, another market with enormous potential, we have been awarded a licence to develop a fuels marketing and retailing business.

At the same time we have sold assets in Spain, Portugal and South America where analysis of the particular markets showed that returns were less attractive and the potential for growth was limited.

Find out more
www.shell.com/china-en

Summary Operational and Financial Review 19

In line with our strategy of reshaping our portfolio and focusing our activity in selected markets, a number of divestments were made including assets in Portugal and Spain and a portion of the Group’s ownership of Showa Shell in Japan which was sold to Saudi Aramco. The sale of the Group’s interest in the Rayong refinery in Thailand was completed. The Delaware City refinery and the Great Plains and Midwest product pipelines in the USA were sold. We also announced that we were considering options for the LPG business including the possibility of a sale.

At the beginning of 2005 a single downstream organisation was established that integrated some activities of the Oil Products and Chemicals businesses. This will help us optimise the way we work at shared refining and chemicals facilities, standardise our processes and improve services to customers.

Achieving operational excellence:
Effective refinery maintenance

Joanne Mase, apprentice process operator, Stanlow Refinery, UK

Stanlow employs some 800 people, processes 12 million tonnes of crude a year, and manufactures a range of oil products including about one-sixth of Britain’s petrol.

Improving performance at refineries and chemicals plants is key to our success, especially in a high oil price environment. This means both reducing the unplanned interruptions to operations and ensuring that planned maintenance is carried out on schedule.

One initiative called Global Asset Management Excellence (GAME) is helping to tackle these issues by focusing on improving the reliability of equipment by standardising processes with a focus on reducing costly equipment failures. That means that by 2008, when the programme is in place across the world, the processes used in a refinery in Europe will be the same as those in the USA. This standardisation and reduction in variability will help us to address problems more quickly and to manage operations more efficiently.

This is one element in a range of work that is being undertaken to bring all our refineries up to the highest standards of operational performance. The benefits of this approach have already been seen at the Stanlow refinery in northwest England. Every three years a major project, known as a turnaround, takes place to inspect, maintain and upgrade the equipment at the refinery. The most recent turnaround took place in early 2004 and was a huge undertaking, costing £18 million and involving 1,500 contractors. The project was extremely successful, meeting its environmental, safety and quality targets, and completing operations in a record time, allowing the plant to restart production on schedule.

Find out more
www.shell.com/stanlow

20 Royal Dutch/Shell Group of Companies

Downstream: Chemicals

The 2004 results were a great achievement for Chemicals. Highlights included improved operating rates, strong cash generation and strengthening the portfolio with new investments.

Our Chemicals business produces and sells petrochemicals to industrial customers globally. Chemicals’ products are widely used in plastics, coatings and detergents, which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.

Earnings			$ million
	2004	2003	2002

Segment earnings	930	(209)	565

Segment earnings in 2004 showed a profit of $930 million. This compares with a loss of $209 million in 2003 and reflects higher demand and higher margins in all the key markets.

Capital investment was $705 million in 2004 compared with $599 million in 2003.

Work continued on the construction of the Nanhai petrochemicals plant in southern China. PTT PolyCanada began production of Corterra, a product used in the manufacture of textiles and carpets. The production of butadiene, used in the manufacture of rubber and plastics products, started at the Sabina Petrochemicals plant in the USA and the ethylene cracker at Deer Park in Texas was expanded. In the Netherlands, a new ethylene oxide reactor began operations and the ethylene glycol plant was expanded. We also announced the next phase in the development of our chemicals facilities in Singapore and a review of the Basell polyolefins joint venture.

Meeting the growing demand in China:
Nanhai nears completion

Dramatic growth in use of consumer products

Increasing disposable incomes mean that the Chinese are buying more consumer products such as mobile phones, computers and televisions.

China is one of the fastest growing economies in the world, with most forecasters predicting growth in GDP in excess of 8% for the next few years. With a population of 1.3 billion, that growth in prosperity is opening up a huge new market for a whole range of consumer products.

This includes products made by the petrochemicals industry which range from plastics to paints and from carpets to cars. At the moment much of China’s demand for petrochemicals is met from imports. From 2006, the Nanhai complex at Daya Bay, Guangdong province, in which Shell has a 50% share, will have the capacity to produce 2.3 million tonnes of chemicals a year to supply that domestic market.

China currently uses about 1kg per head of plastics products a year compared to 40kg in Western Europe. The location of the Nanhai complex in Guangdong, the province where economic growth and petrochemical demand are predicted to grow most rapidly, means it is ideally placed to supply customers in South China.

The plant will have the capacity to produce a range of different chemicals, including 800,000 tonnes a year of ethylene which is used to make a wide range of derivatives products, for which demand in China is forecast to more than double by 2010. The complex will also produce styrene, which is used in the production of materials such as polystyrene; propylene oxide that is used in foam and adhesives; mono-ethylene glycol that is used in the textile industry; and polyethylene and polypropylene that can be used in a range of plastics, film and packaging applications.

Find out more
www.shell.com/chemicals

Summary Operational and Financial Review 21

Other industry segments and Corporate

Other industry segments include Renewables and Hydrogen. Renewables works to develop businesses based on renewable sources of energy, including wind and solar power. Hydrogen works to develop business opportunities in hydrogen and fuel cell technology.

			$ million
		2003	2002
Segment earnings	2004	As reclassified[a]	As reclassified[a]

Other industry segments	(141)	(267)	(110)

Corporate	(899)	(917)	(751)

a	See Note 2 to the Summary Group Financial Statements.

Other industry segments is made up of the Group’s Renewables, Hydrogen and Consumer businesses. The combined earnings of these activities showed a loss of $141 million compared with a loss of $267 million in 2003.

In Renewables, sales of solar products increased by 50%, driven by strong demand in the German market. A number of technological developments were made to improve the efficiency of solar panels including the launch of a new range of solar products called Shell PowerMax. In the Wind business, the wind parks in Colorado Green and Brazos in the USA started full production and a number of other wind assets were sold as had previously been planned. Shell Hydrogen continued to develop partnership projects to demonstrate the viability of hydrogen as a transport fuel. These included the opening of the first integrated hydrogen station in Washington, DC.

Shell Consumer was integrated into the Oil Products business during the course of the year.

Corporate is a non-operating segment consisting primarily of interest expense on Group debt and certain non-allocated costs of the Group. Corporate net costs were $899 million compared with $917 million in 2003.

Developing an infrastructure for hydrogen:

Hydrogen station opens in Washington, DC

Hydrogen fuel cell car in Washington, DC

Fuel cell technology uses oxygen and hydrogen to produce energy offering a cleaner alternative to conventional fuels.

Hydrogen fuel cell vehicles can be found on the road in a number of cities around the world as part of partnership projects supported by Shell Hydrogen.

These include a project in Washington, DC where Shell Hydrogen and General Motors are running a trial of six fuel cell vehicles to demonstrate how hydrogen cars operate in everyday road conditions. These vehicles fill up alongside conventional cars at a service station in the city. This is the world’s first integrated station and by placing the hydrogen dispenser within a conventional fuel station, the project highlights the progress that has been made in providing a fuelling infrastructure for hydrogen vehicles.

By bringing together energy companies, governments and car manufacturers in these kinds of projects Shell Hydrogen believes we can help to accelerate the development of hydrogen as a commercially viable transport fuel. That work is now being extended in what is known as a ‘lighthouse project’ in New York that will develop a network of hydrogen fuelling stations to supply a fleet of hydrogen fuel cell cars.

Find out more
www.shell.com/hydrogen

22 Royal Dutch/Shell Group of Companies

Report of the Independent Auditors

To Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c.

We have reviewed the Summary Financial Statements, set out on pages 22 to 24 prepared under generally accepted accounting principles in the United States (US GAAP) and on pages 25 and 26 prepared under generally accepted accounting principles in the Netherlands (Netherlands GAAP), which have been derived from the full 2004 Financial Statements of the Royal Dutch/Shell Group of Companies. The preparation of Summary Financial Statements is the responsibility of management.

Based on our review, we confirm that the Summary Financial Statements are consistent in all material respects with the full 2004 Financial Statements of the Royal Dutch/Shell Group of Companies which we have audited in accordance with generally accepted auditing standards in the United States and the Netherlands respectively, and on which we have issued an unqualified opinion dated April 27, 2005. For a better understanding of the Group’s financial performance and position and the scope of the audit performed, the Summary Financial Statements should be read in conjunction with the full Annual Report and Accounts and our reports thereon.

As disclosed in Note 1: the Group adopted the provisions of Statement of Financial Accounting Standards No. 143 ‘Accounting for Asset Retirement Obligations’ as of January 1, 2003 in its Financial Statements prepared under US GAAP and adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 ‘Consolidation of Variable Interest Entities – an interpretation of ARB 51’ as of September 30, 2003 in its Financial Statements prepared under US GAAP.

As discussed in Note 2 “Restatement of previously issued Financial Statements”, the Group has restated its Financial Statements prepared under US GAAP for the two years ended December 31, 2003 to correct for the financial impact of the reserves restatement announced on February 3, 2005.

Without qualifying our opinion, we emphasise that the Group has restated the comparative data for the years 2003 and 2002 under Netherlands GAAP as explained in Note 3.

KPMG Accountants N.V.	PricewaterhouseCoopers LLP
The Hague	London
April 27,2005

Summary Group Financial Statements

These Summary Financial Statements are an abridged version of the Financial Statements of the Royal Dutch/Shell Group of Companies. They do not contain sufficient information to allow a thorough understanding of the Financial Statements and the state of affairs of the Royal Dutch/Shell Group of Companies. For further information consult the full Annual Report and Accounts (available at www.shell.com/annualreport or see the back cover for contact addresses to request a free copy).

			$ million
		2003	2002
Summarised Statement of Income	2004	As restated[a]	As restated[a]

Sales proceeds	337,522	263,889	218,287
Sales taxes, excise duties and similar levies	72,332	65,527	54,834

Net proceeds	265,190	198,362	163,453
Cost of sales	221,678	165,147	135,658

Gross profit	43,512	33,215	27,795
Selling and distribution expenses	12,340	11,409	9,617
Administrative expenses	2,516	1,870	1,587
Exploration	1,823	1,475	1,052
Research and development	553	584	472

Operating profit of Group companies	26,280	17,877	15,067
Share of operating profit of associated companies	5,653	3,446	2,792

Operating profit	31,933	21,323	17,859
Interest and other income	1,705	1,967	748
Interest expense	1,214	1,324	1,291
Currency exchange gains/(losses)	(39)	(231)	(25)

Income before taxation	32,385	21,735	17,291
Taxation	15,136	9,349	7,647

Income after taxation	17,249	12,386	9,644
Income applicable to minority interests	626	353	175

Income from continuing operations	16,623	12,033	9,469
Income from discontinued operations, net of tax	1,560	25	187
Cumulative effect of a change in accounting principle, net of tax	—	255	—

Net income	18,183	12,313	9,656

a	See Note 2.

Summary Financial Statements 23

		$ million
		Dec 31,
	Dec 31,	2003
Summarised Statement of Assets and Liabilities	2004	As restated[a]

Fixed assets	116,321	114,597
Other long-term assets	14,642	11,349
Current assets
Inventories	15,391	12,690
Accounts receivable	37,998	28,969
Cash and cash equivalents	8,459	1,952

Total current assets	61,848	43,611

Current liabilities: amounts due within one year
Short-term debt	5,822	11,027
Accounts payable and accrued liabilities	40,207	32,347
Taxes payable	9,885	5,927
Dividends payable to Parent Companies	4,750	5,123

Total current liabilities	60,664	54,424

Long-term liabilities (including long-term debt)	16,665	15,154
Provisions	25,597	24,067
Minority interests	5,309	3,415

Net assets	84,576	72,497

a	See Note 2.

			$ million
		2003	2002
Summarised Statement of Cash Flows	2004	As restated	As restated

Cash flow provided by operating activities
Net income	18,183	12,313	9,656
Depreciation, depletion and amortisation	12,273	11,711	8,739
Profit on sale of assets	(3,033)	(2,141)	(367)
Decrease/(increase) in net working capital	(486)	1,168	(1,655)
Other	(1,350)	(1,332)	(90)

	25,587	21,719	16,283

Cash flow used in investing activities
Capital expenditure, including acquisitions	(12,734)	(12,252)	(21,027)
Proceeds from sale of assets	5,078	2,286	1,099
Other	2,013	1,714	(705)

	(5,643)	(8,252)	(20,633)

Cash flow used in financing activities
Net increase/(decrease) in long-term debt	(1,144)	(2,168)	(343)
Net increase/(decrease) in short-term debt	(3,701)	(2,507)	7,058
Change in minority interests	807	(1,363)	421
Dividends paid to:
Parent Companies	(8,490)	(6,248)	(6,961)
minority interests	(264)	(300)	(228)

	(12,792)	(12,586)	(53)

Parent Companies’ shares:
net sales/(purchases) and dividends received	(758)	(633)	(864)
Currency translation differences relating to cash and cash equivalents	113	148	153

Increase/(decrease) in cash and cash equivalents	6,507	396	(5,114)

Cash and cash equivalents at January 1	1,952	1,556	6,670

Cash and cash equivalents at December 31	8,459	1,952	1,556

1 Nature of the Summary Financial Statements and changes in accounting policy

The Summary Financial Statements have been derived from the Financial Statements of the Royal Dutch/Shell Group of Companies. Those Financial Statements have been prepared under the historical cost convention and in accordance with generally accepted accounting principles in the United States.

The Financial Statements reflect an aggregation in US dollars of the accounts of companies in which Royal Dutch and Shell Transport together, either directly or indirectly, have control either through a majority of the voting rights or the right to exercise a controlling influence. Investments in companies over which Group companies have significant influence, but not control, are classified as associated companies and are accounted for on an equity basis. Certain joint ventures are taken up in the Financial Statements in proportion to the relevant Group interest.

Assets and liabilities of non-dollar Group companies are translated to dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. Translation differences arising on aggregation are taken directly to a currency translation differences account, which forms part of Parent Companies’ interest in Group net assets.

In 2003 the Group adopted US accounting standard FAS 143 relating to asset retirement obligations. The effect upon implementation was recorded as a cumulative effect adjustment in the income statement under US GAAP, and as an adjustment to opening net assets under Netherlands GAAP. US pronouncement FIN 46 was implemented on September 30, 2003, resulting in the consolidation of certain Variable Interest Entities under US GAAP.

2 Restatement of previously issued Financial Statements

First Reserves Restatement

The 2003 Group Financial Statements reflected the impact of removing 4.47 billion barrels of oil equivalent (boe) from the proved category per December 31, 2002, the restatement of the unaudited oil and gas reserves disclosures contained in the supplementary information accompanying the Financial Statements, and to show the resulting effect in depreciation, depletion and amortisation charges related to Exploration & Production.

Second Reserves Restatement

The completion of the Group’s reserves review was announced on February 3, 2005 and resulted in an additional 1.37 billion boe of oil and natural gas being removed from the proved category per December 31, 2003.

Second Financial Restatement

The additional effect of understating the depreciation, depletion and amortisation charges related to Exploration & Production resulted in a reduction in net income for 2003 of $183 million (2002: $66 million).

Discontinued operations

The activities of certain Group companies were disposed of during 2004 or remain as held for sale at December 31, 2004. Activities reported as discontinued operations in the Summarised Statement

24 Royal Dutch/Shell Group of Companies

2 Restatement of previously issued Financial Statements continued

of income comprise certain operations in Exploration & Production, Gas & Power, and Oil Products and reflect the Group’s continued strategy of greater focus on core assets. All of these were disposed of in 2004 except some operations with a carrying amount as at December 31, 2004 of $0.3 billion, which are expected to be sold in 2005. Net proceeds of discontinued operations in 2004 (up to date of disposal where applicable) were $3.5 billion (2003: $3.4 billion; 2002: $3.1 billion).

Statement of Income				$ million
2003
			Reclassification
	As	Second	for
	originally	Reserves	discontinued	As
	reported[a]	Restatement	operations[b]	restated

Net proceeds	201,728	—	(3,366)	198,362
Cost of sales	167,500	289	(2,642)	165,147
Exploration	1,476	—	(1)	1,475
Other operating expenses	14,428	—	(565)	13,863
Share of operating profit of associated companies	3,484	(19)	(19)	3,446

Operating profit	21,808	(308)	(177)	21,323
Net interest (income)/expense and currency exchange (gains)/losses	(370)	—	(42)	(412)

Income before taxation	22,178	(308)	(135)	21,735
Taxation	9,572	(126)	(97)	9,349
Minority interests	365	1	(13)	353

Income from continuing operations	12,241	(183)	(25)	12,033
Income from discontinued operations, net of tax	—	—	25	25
Cumulative effect of a change in accounting principle, net of tax	255	—	—	255

Net income	12,496	(183)	—	12,313

				$ million
2002
			Reclassification
	As	Second	for
	previously	Reserves	discontinued	As
	restated[a]	Restatement	operations[b]	restated

Net proceeds	166,601	—	(3,148)	163,453
Cost of sales	137,997	118	(2,457)	135,658
Exploration	1,073	—	(21)	1,052
Other operating expenses	12,027	—	(351)	11,676
Share of operating profit of associated companies	2,822	(6)	(24)	2,792

Operating profit	18,326	(124)	(343)	17,859
Net interest (income)/ expense and currency exchange (gains)/losses	629	—	(61)	568

Income before taxation	17,697	(124)	(282)	17,291
Taxation	7,796	(54)	(95)	7,647
Minority interests	179	(4)	—	175

Income from continuing operations	9,722	(66)	(187)	9,469
Income from discontinued operations, net of tax	—	—	187	187
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—

Net income	9,722	(66)	—	9,656

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	As a consequence of the separate reporting of income from discontinued operations, information for comparative periods has been reclassified where necessary.

Statement of Assets and Liabilities				$ million
December 31, 2003
			Reclassification
	As	Second	for
	originally	Reserves	deferred	As
	reported[a]	Restatement	tax[b]	restated

Fixed assets
Tangible	87,701	(613)	—	87,088
Intangible	4,735	—	—	4,735
Investments	22,787	(13)	—	22,774
Other long-term assets	9,257	—	2,092	11,349
Current assets	43,611	—	—	43,611
Current liabilities	54,424	—	—	54,424
Long-term liabilities	15,154	—	—	15,154
Provisions
Deferred taxation	13,355	(262)	2,092	15,185
Pensions and decommissioning	8,882	—	—	8,882
Minority interests	3,428	(13)	—	3,415

Net assets	72,848	(351)	—	72,497

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	Deferred tax assets and liabilities are presented at December 31, 2004 separately in the Statement of Assets and Liabilities, with reclassification of the prior year.

Parent Companies' interest in Group net assets		$ million
	2003	2002

At December 31 as originally reported (2003)/ previously restated (2002)[a]	72,848	60,444
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102)[b]
Net income for the year	(183)	(66)

At December 31 as restated	72,497	60,276

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	Cumulative effect as at January 1, 2002.

Earnings by industry segment			$ million
		2003	2002
	2004	As restated	As restated

Exploration & Production	9,315	8,923	6,726
Gas & Power	2,155	2,289	774
Oil Products	7,537	2,860	2,627
Chemicals	930	(209)	565
Corporate and Other	(1,040)	(1,184)	(861)
Minority interests	(714)	(366)	(175)

Net income	18,183	12,313	9,656

Netherlands GAAP Summary Financial Statements 25

Netherlands GAAP
Summary Financial Statements

Summarised Statement of Income	$ million

		2003	2002
	2004	As restated[a]	As restated[a]

Sales proceeds	337,522	263,889	218,287
Sales taxes, excise duties and similar levies	72,332	65,527	54,834

Net proceeds	265,190	198,362	163,453
Cost of sales	222,334	165,314	135,778

Gross profit	42,856	33,048	27,675
Selling and distribution expenses	12,340	11,409	9,617
Administrative expenses	2,516	1,870	1,587
Exploration	1,823	1,475	1,052
Research and development	553	584	472

Operating profit of Group companies	25,624	17,710	14,947
Share of operating profit of associated companies	6,050	3,446	2,792

Operating profit	31,674	21,156	17,739
Interest and other income	1,705	1,967	748
Interest expense	1,214	1,324	1,291
Currency exchange gains/(losses)	(39)	(231)	(25)

Income before taxation	32,126	21,568	17,171
Taxation	15,030	9,349	7,647

Income after taxation	17,096	12,219	9,524
Income applicable to minority interests	626	353	175

Income from continuing operations	16,470	11,866	9,349
Income from discontinuing operations, net of tax	1,560	25	187

Net income	18,030	11,891	9,536

Summarised Statement of Assets and Liabilities	$ million

		Dec 31,
	Dec 31,	2003
	2004	As restated[a]

Fixed assets	115,775	114,310
Other long-term assets	14,642	11,349
Current assets
Inventories	15,391	12,690
Accounts receivable	37,998	28,969
Cash and cash equivalents	8,459	1,952

Total current assets	61,848	43,611

Current liabilities: amounts due within one year
Short-term debt	5,822	11,027
Accounts payable and accrued liabilities	40,207	32,347
Taxes payable	9,885	5,927
Dividends payable to Parent Companies	4,750	5,123

Total current liabilities	60,664	54,424

Long-term liabilities (including long-term debt)	16,665	15,154
Provisions	25,491	24,067
Minority interests	5,309	3,415

Net assets	84,136	72,210

a	See Note 2.

3 Restatement of previously issued financial statements
Errors in the depreciation, depletion and amortisation charge presented in previous Financial Statements, arising as a result of overstatement of proved reserves as corrected by the Second Reserves Restatement, have been adjusted in the Netherlands GAAP financial statements through a restatement of the comparative results for the years ended December 31, 2003 and 2002.

Quantitative information concerning the effect of these adjustments is set forth in the tables below and additional information on the Reserves Restatement is contained in Note 2.

Statement of Income	$ million

	2003
			Reclassification
	As	Second	for
	originally	Reserves	discontinued	As
	reported[a]	Restatement	operations[b]	restated

Net proceeds	201,728	–	(3,366)	198,362
Cost of sales	167,667	289	(2,642)	165,314
Exploration	1,476	–	(1)	1,475
Other operating expenses	14,428	–	(565)	13,863
Share of operating profit of associated companies	3,484	(19)	(19)	3,446

Operating profit	21,641	(308)	(177)	21,156
Net interest (income)/ expense and currency exchange (gains) and losses	(370)	–	(42)	(412)

Income before
taxation	22,011	(308)	(135)	21,568
Taxation	9,572	(126)	(97)	9,349
Minority interests	365	1	(13)	353

Income from continuing
operations	12,074	(183)	(25)	11,866
Income from discontinued operations, net of tax	–	–	25	25

Net income	12,074	(183)	–	11,891

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	As a consequence of the separate reporting of income from discontinued operations, information for comparative periods has been reclassified where necessary.

26 Royal Dutch/Shell Group of Companies

3 Restatement of previously issued financial statements continued

				$ million
	2002
			Reclassification
	As	Second	for
	previously	Reserves	discontinued	As
	restated[a]	Restatement	operations[b]	restated

Net proceeds	166,601	—	(3,148)	163,453
Cost of sales	138,117	118	(2,457)	135,778
Exploration	1,073	—	(21)	1,052
Other operating expenses	12,027	—	(351)	11,676
Share of operating profit of associated companies	2,822	(6)	(24)	2,792

Operating profit	18,206	(124)	(343)	17,739
Net interest (income)/expense and currency exchange (gains) and losses	629	—	(61)	568

Income before taxation	17,577	(124)	(282)	17,171
Taxation	7,796	(54)	(95)	7,647
Minority interests	179	(4)	—	175

Income from continuing operations	9,602	(66)	(187)	9,349
Income from discontinued operations, net of tax	—	—	187	187

Net income	9,602	(66)	—	9,536

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	As a consequence of the separate reporting of income from discontinued operations, information for comparative periods has been reclassified where necessary.

Statement of Assets and Liabilities				$ million
	December 31, 2003
			Reclassification
	As	Second	for
	originally	Reserves	deferred	As
	reported[a]	Restatement	tax[b]	restated

Fixed assets
Tangible	87,701	(613)	—	87,088
Intangible	4,448	—	—	4,448
Investments	22,787	(13)	—	22,774
Other long-term assets	9,257	—	2,092	11,349
Current assets	43,611	—	—	43,611
Current liabilities	54,424	—	—	54,424
Long-term liabilities	15,154	—	—	15,154
Provisions
Deferred taxation	13,355	(262)	2,092	15,185
Pensions and decommissioning	8,882	—	—	8,882
Minority interests	3,428	(13)	—	3,415

Net assets	72,561	(351)	—	72,210

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	Deferred tax assets and liabilities are presented at December 31, 2004 separately in the Statement of Assets and Liabilities, with reclassification of the prior year.

Parent Companies’ interest in Group net assets		$ million
	2003	2002

At December 31 as originally reported (2003)/previously restated (2002)[a]	72,561	60,324
Effect of the Second Reserves Restatement:
Interest at the beginning of the year	(168)	(102)[b]
Net income for the year	(183)	(66)

At December 31 as restated	72,210	60,156

a	As reported in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F, as filed with the SEC on June 30, 2004.

b	Cumulative effect as at January 1, 2002.

4 Reconciliation between US GAAP and Netherlands GAAP

Differences in the accounting policies applied under Netherlands GAAP from those under US GAAP relate to treatment of goodwill; recoverability of assets, long-term commitments; and asset retirement obligations.

The following tables provide a reconciliation between US GAAP and Netherlands GAAP for Group net income and net assets:

Group net income			$ million
		2003	2002
	2004	As restated	As restated

In accordance with US GAAP	18,183	12,313	9,656
Adjustment for Netherlands GAAP:
Goodwill amortisation	(167)	(167)	(120)
Cumulative effect of change in accounting for asset retirement obligations	—	(255)	—
Recoverability of assets:
Impairments	(455)	—	—
Reversals of impairments	469	—	—

In accordance with Netherlands GAAP	18,030	11,891	9,536

Royal Dutch (60%)	10,818	7,134	5,722
Shell Transport (40%)	7,212	4,757	3,814

Group net assets		$ million
		Dec 31,
	Dec 31,	2003
	2004	As restated

In accordance with US GAAP	84,576	72,497
Adjustment for Netherlands GAAP:
Goodwill amortisation	(454)	(287)
Recoverability of assets:
Impairments	(455)	—
Reversals of impairments	469	—

In accordance with Netherlands GAAP	84,136	72,210

Royal Dutch (60%)	50,482	43,326
Shell Transport (40%)	33,654	28,884

Supplementary information 27

Supplementary
information

Capital investment	$ million

	2004	2003	2002

Capital expenditure
Exploration & Production	8,387	8,129	13,064
Gas & Power	1,357	1,021	471
Oil Products	2,404	2,367	7,653
Chemicals	366	470	680
Corporate and Other	220	265	494

	12,734	12,252	22,362
Exploration expense	1,123	1,059	997
New equity investments in associated companies	681	758	684
New loans to associated companies	377	225	605
Other investments	–	–	–

	14,915	14,294	24,648

First Reserves Restatement
On January 9, 2004, the Group announced the removal from proved reserves of approximately 3.9 billion barrels of oil equivalent (boe) of oil and natural gas that were originally reported as of December 31, 2002. As a result of further field level reviews concluded in April 2004 with the assistance of external petroleum consultants of over 90% of the Group’s proved reserves volumes (collectively, the First Half Review), the Group determined to increase the total volume of reserves to be removed from the proved category to 4.47 billion boe and to restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the First Reserves Restatement) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the Securities and Exchange Commission (SEC) (which in many cases is the date on which the volumes were initially booked as proved reserves). 12% of the volumes de-booked as of December 31, 2002 as part of the First Reserves Restatement had been in the proved developed reserves category and 88% had been categorised as proved undeveloped reserves. The effects of First Reserves Restatement were reflected in the 2003 Annual Report and Accounts and the 2003 Annual Report on Form 20-F as originally filed with the SEC on June 30, 2004.

Following the January 9, 2004 announcement of the initial reserves recategorisation, the Group Audit Committee (GAC) appointed Davis Polk & Wardwell to lead an independent review of the facts and circumstances surrounding the recategorisation, and to report its findings and any proposed remedial actions to the GAC for its consideration.

Second Reserves Restatement
On February 3, 2005, as a result of reservoir level reviews conducted during July 2004 through December 2004 of substantially all of the Group’s proved reserves volumes reported as at December 31, 2003 (collectively, the Second Half Review), the Group announced that it would remove from proved reserves an additional 1,371 million boe of oil and natural gas that were reported as at December 31, 2003 and further restate the unaudited oil and natural gas reserves disclosures contained in the supplementary information accompanying the Financial Statements (the Second Reserves Restatement and, together with the First Reserves Restatement, the Reserves Restatements) to give effect to the removal of these volumes as of the earliest date on which they did not represent “proved reserves” within the applicable rules of the SEC (which in many cases is the date on which the volumes were initially booked as proved reserves). 43% of the volumes de-booked as of December 31, 2003 as part of the Second Reserves Restatement had been categorised as proved developed reserves and 57% had been categorised as proved undeveloped reserves. The effects of the Second Reserves Restatement are reflected in the comparative periods presented in these Financial Statements. These effects were also reflected in Amendment No. 2 to the 2003 Annual Report on Form 20-F, as filed with the SEC on March 7, 2005.

The Annual Reports on Form 20-F are available on the Shell website (www.shell.com/annualreport).

28 Royal Dutch/Shell Group of Companies

Oil and Natural gas reserves
Estimated net proved developed and undeveloped oil and natural gas reserves, including the Group share of associated companies, are set out below.

Crude oil and natural gas liquids				million barrels
	2004	2003		2002
		As		As
		originally	As	previously	As
		reported	restated	restated	restated

Group Companies Europe	969	1,367	1,199	1,488	1,377
Other Eastern Hemisphere	2,188	3,367	2,884	3,650	3,218
USA	458	550	547	720	717
Other Western Hemisphere	146	439	379	547	470
Group share of associated companies	1,127	882	805	933	858

Total at December 31	4,888	6,605	5,814	7,338	6,640

Natural gas			thousand million standard cubic feet[a]
	2004	2003		2002
		As		As
		originally	As	previously	As
		reported	restated	restated	restated

Group Companies
Europe	18,439	21,118	19,876	22,046	21,284
Other Eastern Hemisphere	14,718	15,575	13,723	11,956	10,672
USA	2,823	3,175	3,143	3,874	3,842
Other Western Hemisphere	1,545	1,733	1,628	2,414	1,959
Group share of associated companies	3,041	3,319	3,188	3,412	3,308

Total at December 31	40,566	44,920	41,558	43,702	41,065

a	These quantities have not been adjusted to standard heat content.

Operational data

Crude oil and natural gas liquids production		thousand barrels daily
(including Group share of associated		2003	2002
companies, excluding oil sands)	2004	As restated	As restated

Europe	580	671	696
Other Eastern Hemisphere	1,113	1,147	1,130
USA	375	414	442
Other Western Hemisphere	105	101	91

	2,173	2,333	2,359

Natural gas production available for sale		million standard cubic feet daily
		2003	2002
(including Group share of associated companies)	2004	As restated	As restated

Europe	3,739	3,587	3,667
Other Eastern Hemisphere	3,198	3,195	3,403
USA	1,332	1,527	1,679
Other Western Hemisphere	539	540	537

	8,808	8,849	9,286

Liquefied natural gas (LNG)		million tonnes
	2004	2003	2002

Global equity LNG sales volume	10.2	9.3	9.1

Refinery processing intake		thousand barrels daily
	2004	2003	2002

Europe	1,770	1,776	1,761
Other Eastern Hemisphere	962	956	941
USA	1,055	1,079	1,064
Other Western Hemisphere	375	356	318

	4,162	4,167	4,084

Oil sales		thousand barrels daily
	2004	2003	2002

Gasolines	2,760	2,763	2,786
Kerosines	833	798	782
Gas/diesel oils	2,398	2,311	2,295
Fuel oil	849	820	758
Other products	760	753	778

Total oil products	7,600	7,445	7,399
Crude oil	5,160	4,769	5,025

	12,760	12,214	12,424

Chemicals sales: net proceeds		$ million
	2004	2003	2002

Europe	7,873	5,617	3,994
Other Eastern Hemisphere	4,530	3,092	2,324
USA	6,159	4,369	3,548
Other Western Hemisphere	616	486	379

Total chemical products net proceeds	19,178	13,564	10,245

Non-chemical products	2,311	1,622	1,245

	21,489	15,186	11,490

Summary Report of the Directors 29

Summary Report
of the Directors

This is a summary of the full Report of the Directors which can be found in the Annual Report and Accounts 2004 and on the Shell website (www.shell.com/annualreport).

Activities of the Company
The Company is a holding company which, in conjunction with Royal Dutch Petroleum Company, a Netherlands company, owns, directly or indirectly, investments in the numerous companies constituting the Royal Dutch/Shell Group of Companies. Royal Dutch Petroleum Company has a 60% interest in the Group and the Company a 40% interest.

The Operating Companies of the Group are engaged worldwide in all the principal aspects of the oil and natural gas industry. They also have interests in chemicals, power generation, renewable resources and other businesses throughout the world.

The assets and income of the Company consist principally of its interest in the net assets and its share in the net income of the Group. The Message to shareholders (pages 2 and 3) and the Summary Operational and Financial Review (pages 10 to 21) deal with the activities of the Royal Dutch/Shell Group during the year.

The Summary Profit and Loss Account and Balance Sheet are set out on page 33.

Dividends
On September 15, 2004, an interim dividend in respect of 2004 of 6.25p per Ordinary share was paid.

In February 2005, the Directors agreed to pay a second interim dividend for 2004 of 10.70p per Ordinary share which makes 16.95p per share for the year. This second dividend was paid on March 15, 2005. The Directors do not propose to recommend any further distribution in respect of the year 2004.

Share capital
At the Annual General Meeting in 2004 shareholders approved an authority, expiring on July 31, 2005, for the Company to purchase its own shares up to a maximum of 5% of the issued share capital.

The Board continues to regard the ability to repurchase issued shares in appropriate circumstances as an important component in the financial management of the Company and a resolution will be proposed to the forthcoming Annual General Meeting to renew the authority for the Company to purchase its own shares for another year. This proposal is further explained in the letter from the Chairman which accompanies the Notice of the Annual General Meeting.

Directors
The current Directors of the Company are given on pages 6 and 7; all served as Directors throughout 2004 except for Malcolm Brinded, who was appointed by the Directors as a Managing Director on March 3, 2004 and Peter Voser, who was appointed by the Directors as a Managing Director and Chief Financial Officer on October 4, 2004. Mr Voser will offer himself for election by shareholders at the forthcoming Annual General Meeting.

Sir Philip Watts was a Director and Chairman and resigned on March 3, 2004. Judith Boynton was a Director and stepped aside on April 18, 2004. The Board appointed Lord Oxburgh as Non-executive Chairman on March 3, 2004. Pursuant to the Articles of Association, Lord Oxburgh will retire in 2005 by virtue of age (70 years); he will offer himself for re-election.

The Directors retiring by rotation at the Annual General Meeting to be held on June 28, 2005 are Teymour Alireza, Sir Peter Job and Sir Mark Moody-Stuart. They are all eligible for re-election. Sir Peter Job will offer himself for re-election. Teymour Alireza and Sir Mark Moody-Stuart will not offer themselves for re-election. The biographical details of all Directors proposed for election and re-election are given on page 7 and additionally in the Notice of Meeting document accompanying this report.

The beneficial interests and stock options of the Directors in office at the end of the financial year in Ordinary shares of Shell Transport are set out below:

			25p Ordinary shares
	Jan 1, 2004		Dec 31, 2004

Teymour Alireza	29,093		29,093
Malcolm Brinded[a]	77,948	[b]	77,948
Sir Peter Burt	10,000		10,000
Dr Eileen Buttle	3,400		3,400
Luis Giusti	2,400		2,400
Nina Henderson	9,000		9,000
Sir Peter Job	1,866		3,570
Lord Kerr of Kinlochard	10,000		10,000
Sir Mark Moody-Stuart	600,000		600,000
Lord Oxburgh	6,068		6,304
Peter Voser[a]	0	[b]	0

a	Excludes interests in shares or options awarded under the Deferred Bonus Plan, the Group Stock Option Plans and the Group Long-Term Incentive Plan and interests under these plans, which are set out in the full Annual Report and Accounts 2004.

b	At date of appointment.

The above interests are all beneficial.

No Director had an interest in either of the two classes of Preference shares during the year.

There were no changes in Directors’ share interests during the period from December 31, 2004 to April 26, 2005 except that Lord Oxburgh had acquired an additional 134 Ordinary shares from his Personal Equity Plan.

     The Summary Directors’ Remuneration Report is set out on pages 31 and 32.

30 The “Shell” Transport and Trading Company, p.l.c.

Corporate governance
The Board confirms that throughout 2004 it complied with the Combined Code on Corporate Governance issued in 2003 subject to the appropriate variations to reflect the Company’s alliance with the Netherlands-based Royal Dutch Petroleum Company. These variations are detailed in the full Annual Report and Accounts.

Recent developments
Proposed unification – The proposed unification of Shell Transport and Royal Dutch Petroleum Company under a single parent company, Royal Dutch Shell plc is described on page 5 and further details are available on the Shell website (www.shell.com/unification).

Recategorisation and restatement of unaudited proved reserves volumes – As announced on February 3, 2005 the Group reviewed its proved reserves inventory during the period from late July 2004 to December 2004. For further information see page 27.

Contingencies and litigation – In connection with the above a number of shareholder class actions complaints have been filed in the United States. The United States Securities and Exchange Commission and UK Financial Services Authority issued formal orders of private investigation which Shell Transport and Royal Dutch resolved by reaching agreements with the Securities and Exchange Commission and UK Financial Services Authority. See Note 14, on pages 129 and 130 of the full Annual Report and Accounts 2004 which can be found on the Shell website (www.shell.com/annualreport).

Group credit ratings – Standard & Poor’s Ratings Services and Moody’s Investors Services have reviewed their ratings in respect of the Group. For further information see the full Annual Report and Accounts 2004.

New York Stock Exchange (NYSE) rules
The NYSE corporate governance rules allow foreign private issuers to follow home country practice, except that foreign private issuers are required to have an audit committee that satisfies the requirements of Rule 10A-3 of the US Securities Exchange Act of 1934. In addition, the NYSE requires a foreign private issuer to provide certain written affirmations and notices to the NYSE and a summary of the ways in which their corporate governance practices significantly differ from those followed by domestic USA companies under NYSE listing standards. The Company provides such a summary on the Shell website (www.shell.com/investor).

Annual General Meeting
The Annual General Meeting will take place on June 28, 2005. Details of the business to be put to shareholders at the Meeting can be found in the letter from the Chairman which accompanies the Notice of Meeting.

By Order of the Board

Jyoti Munsiff
Secretary
April 27, 2005

Summary Directors’ Remuneration Report 31

Summary Directors’
Remuneration Report

This is a summary of the full Remuneration Report which can be found in the Annual Report and Accounts 2004 and on the Shell website (www.shell.com/annualreport).

Remuneration policy
The Group’s remuneration policy is intended to recognise and support the Group’s Statement of General Business Principles and strategic direction; as well as the need to attract and retain talented individuals and to motivate and reward Executive Directors for exceptional performance; and to align Executive Directors’ interests with those of shareholders.

More than half of an Executive Director’s target total remuneration is performance-linked and targeted to the long term. To ensure competitiveness, remuneration levels are set by reference to the practice of similar global companies. Performance mechanisms and reward structures are applied consistently to Executive Directors and senior managers.

Base pay
Base pay is set at a competitive level, appropriate to the scope and complexity of the roles of Chief Executive and Executive Director, and levels are benchmarked against relevant comparator groups.

Annual incentive
Executive Directors are eligible for an annual bonus. Performance during the year is measured against the Group Scorecard and annual bonus awards are made to reflect that performance. There are four components to the 2005 Scorecard: total shareholder return (TSR), operational cash flow, operational excellence in each of the businesses and sustainable development. The target level for bonus payments for Executive Directors in 2005 will be 100% of base pay.

Long-term incentives
In 2004, the Remuneration and Succession Review Committee (REMCO) reviewed the Group’s long-term incentives for Executive Directors and senior management and the proposals for change are being presented to shareholders for approval at the 2005 Annual General Meeting.

The key recommendations are: to discontinue stock option grants in favour of grants under the amended Long-Term Incentive Plan (LTIP); and to amend the Deferred Bonus Plan to introduce long-term performance conditions to the release of most of the matching shares. These amendments would not lead to an increase in the overall value of compensation for Executive Directors.

Pension policy
Retirement benefit arrangements for all staff are based on local market conditions and the overall value of the remuneration package necessary to attract and retain high-calibre individuals. The latest date on which Executive Directors may retire is June 30, following their 60th birthday.

Contracts policy
Contracts for Executive Directors are based on country-specific labour laws and market practice. They contain similar terms and conditions as for senior employees in the country concerned.

Shareholdings
Following discussions with shareholders in 2004, a new shareholding policy has been introduced. Executive Directors are expected to build up shareholdings to the value of twice their base pay over five years. Until this target is met, they are required to retain 50% of the shares received through the vesting of future LTIP awards and vested matching shares under the Deferred Bonus Plan and maintain that level until retirement.

Actual remuneration in 2004
Base pay
Salary scales were not increased during 2004. However, Malcolm Brinded’s base pay was increased from March 3, 2004 on his appointment to the role of Vice Chairman of the Committee of Managing Directors.

Annual incentive
Executive Directors were eligible for a bonus related to the 2004 financial year reflecting performance against the Group Scorecard. Having regard to the Group’s performance against all targets, REMCO recommended and it was decided that the annual bonuses payable to Executive Directors in respect of the year 2004 are 90% of base pay.

Stock options
Stock options granted to Executive Directors in 2004 were 100% performance-linked. Stock options granted in March 2002 were 50% performance-linked and were due to vest in March 2005. Taking into account the financial performance conditions over those three years, the committee decided that none of the 2002 performance vesting stock options should vest. None of the Directors of Shell Transport realised any stock options gains during 2004.

Long-Term Incentive Plan
REMCO recommended that Executive Directors be made a conditional award of performance shares under the LTIP with a face value of twice the individual’s base pay. During 2004, Malcolm Brinded was awarded 353,383 performance shares, and Peter Voser 252,314. The market price at the date of award was £3.99 and £4.32 respectively. The actual number of shares received will be determined in 2007.

Pensions
In 2004, the employing company contribution rate to the Shell Contributory Pension Fund was 17.7%. Employers’ contributions to the Shell Overseas Contributory Pension Fund during 2004 were 30%. Managing Directors contributed 2% up to £30,000 per annum of relevant earnings and 6% of relevant earnings in excess of £30,000 per annum to these plans during the year. The 2004 contribution rates for the Shell Swiss Expatriate Pension Fund were 10% for both company and employees. During 2004, four Managing Directors accrued retirement benefits under defined benefit plans. In 2004, one Managing Director also

32 The “Shell” Transport and Trading Company, p.l.c.

Emoluments of Managing Directors in office during 2004	£

				Payment
	Salaries	Annual		following		Car	Other
	and fees	bonus[a]		severance		benefit[b]	benefits	Total

Malcolm Brinded
2004[c]	601,478	525,283	[d]	–		12,381	9,261	1,148,403

Judith Boynton[e]
2004	222,926	0		553,827	[f]	0	0	776,753
2003	381,833	0		–		0	18,937	400,770

Peter Voser[g]
2004	788,935	0		–		0	0	788,935

Sir Philip Watts[h]
2004	219,196	0		1,057,971		3,773	0	1,280,940
2003	843,021	0		–		21,876	0	864,897
2002	745,969	874,000	[i]	–		21,922	0	1,641,891

The aggregate amount of remuneration paid to or accrued for Managing Directors of Shell Transport as a group by Shell Transport and companies of the Group for services in all capacities during the fiscal year ended December 31, 2004, was £3,995,031.

a	The annual bonus is included in the related performance year and not in the following year in which it is paid.

b	The car benefit is the Inland Revenue defined cash equivalent of the cost of company-provided vehicles.

c	Malcolm Brinded was appointed a Shell Transport Managing Director with effect from March 3, 2004, therefore his Shell Transport emoluments are shown from this date. His emoluments during 2002, 2003 and up to and including March 3, 2004 have been listed in the 2004 Royal Dutch Annual Report and Accounts.

d	Malcolm Brinded’s 2004 annual bonus amounted to £634,500 for the full year. His annual bonus up to and including March 3, 2004 has been listed in the 2004 Royal Dutch Annual Report and Accounts.

e	Judith Boynton was appointed to the Board on July 1, 2003. Judith Boynton stepped aside as Group Chief Financial Officer and as Group Managing Director and Managing Director of Shell Transport on April 18, 2004. She remained with the Group in an advisory capacity reporting to the Group Chief Executive, Jeroen van der Veer. Ms Boynton left the Group, by mutual agreement, effective December 31, 2004. Where appropriate, the 2003 and 2004 emoluments are prorated. Her benefits include the provision of a housing allowance. The emoluments she received from the Group in respect of this period amounted to £542,387.

f	This amount was paid in January 2005 following cessation of Judith Boynton’s employment on December 31, 2004. It includes an amount of £35,227 in respect of Shell Transport fees Judith Boynton would have received had she remained as a Director until December 31, 2004.

g	Peter Voser was appointed a Shell Transport Managing Director with effect from October 4, 2004, therefore, where appropriate, the 2004 emoluments are prorated. His salaries and fees include a one-off transition payment of £645,000 paid on joining the Group. He was not eligible for a 2004 annual bonus.

h	Sir Philip Watts resigned as a Shell Transport Managing Director and as an employee on March 3, 2004. Therefore, where appropriate, his 2004 emoluments are prorated. His salary and fees include compensation for unused leave days.

i	Of which one-third was deferred under the Deferred Bonus Plan.

accrued retirement benefits under defined contribution schemes and the aggregate company contributions to these schemes was £43,155.

Contracts
The Managing Directors of Shell Transport have employment contracts with one of the Group Holding or Service Companies. The contracts provide entitlement to notice of three months. Such contracts expire on the expected date of retirement or by notice of either party.

Malcolm Brinded’s current contract does not contain any pre-determined settlement agreements for early termination. Peter Voser’s contract includes a temporary severance arrangement in the case of a company-initiated termination for reasons other than gross misconduct. Sir Philip Watts’ severance payment following his resignation as a Managing Director of Shell Transport, and as an employee, consisted of a lump sum payment of £1,057,971. Judith Boynton who left the Group, by mutual agreement, received a severance payment of $1,000,000 (£518,600).

Performance graph
The graph opposite compares, on the basis required by Schedule 7A to the Companies Act 1985, the TSR of Shell Transport and that of the companies comprising the FTSE100 share index over the five-year period from 2000 to 2004.

Non-executive Directors
Remuneration policy
Under the Articles of Association the remuneration of all Directors of the Company is determined by the Board within a limit set by shareholders. All Non-executive Directors of Shell Transport are paid an annual fee of £50,000 with additional fees for serving as Chairman of Committees and Chairman of the Board. The aggregate amount of Non-executive Directors’ fees paid to or accrued for Non-executive Directors of Shell Transport and companies of the Group for services in all capacities during 2004 was £604,116.

Summary Financial Statements 33

Summary Financial
Statements

Summarised Profit and Loss Account	£ million

	Note	2004	2003	2002

Income from shares in companies of the Royal Dutch/Shell Group	3	1,735.4	1,361.5	1,403.2
Interest and other income		7.2	5.6	5.4

		1,742.6	1,367.1	1,408.6
Administrative expenses		7.0	4.4	4.2

Profit on ordinary activities before taxation		1,735.6	1,362.7	1,404.4
Tax on profit on ordinary activities		0.1	0.3	0.4

Distributable profit for the year		1,735.5	1,362.4	1,404.0

			As restated	As restated

Distributable profit for the year		1,735.5	1,362.4	1,404.0
Share of earnings retained by companies of the Royal Dutch/Shell Group	4	2,203.8	1,576.7	1,140.7
Earnings for the year attributable to shareholders		3,939.3	2,939.1	2,544.7

From continuing operations		3,598.5	2,932.9	2,494.8
From discontinued operations		340.8	6.2	49.9
Aggregate dividends paid and proposed		1,633.2	1,523.1	1,475.0

Earnings per 25p Ordinary share[a]	pence

			2003	2002
		2004	As restated	As restated

Distributable profit for the year		18.3	14.3	14.6
Distributable profit for the year		18.3	14.3	14.6
Share of earnings retained by companies of the Royal Dutch/Shell Group	4	23.2	16.5	11.9
Earnings for the year attributable to shareholders		41.5	30.8	26.5

From continuing operations		37.9	30.7	26.0
From discontinued operations		3.6	0.1	0.5

Summarised Statement of Retained Profit	£ million

	2004	2003	2002

Distributable profit for the year	1,735.5	1,362.4	1,404.0
Distributable retained profit at beginning of year	282.7	443.4	884.0

	2,018.2	1,805.8	2,288.0
less Dividends	1,633.2	1,523.1	1,475.0
less Share repurchase including expenses	171.3	–	369.6

Distributable retained profit at end of year	213.7	282.7	443.4

a	Of the earnings per share amounts shown above, those relating to earnings for the year attributable to shareholders are, in the opinion of the Directors, the most meaningful since they reflect the full entitlement of the Company in the income of Group companies. The earnings per share calculation excludes shares held by Group companies for share options and other incentive compensation plans. There is no difference between basic and diluted earnings per share. The weighted average number of shares in issue during the year was 9,480,407,909 (2003: 9,528,797,724; 2002: 9,608,614,760).

The aggregate emoluments of the Directors of the Company were £4.6 million (2003: £2.4 million; 2002: £3.2 million). Realised share option gains by Directors were nil (2003: nil; 2002: £0.02 million).

Summarised Balance Sheet	£ million

			Dec 31,
		Dec 31,	2003
	Note	2004	As restated

Fixed assets
Investments
Shares (unlisted) in companies of the Royal Dutch/Shell Group	3,4	17,452.6	16,200.6
Other investments		82.6	–

Current assets		1,174.0	1,227.5
deduct Creditors: amounts due within one year		1,044.7	946.6
Net current assets		129.3	280.9

Total assets less current liabilities		17,664.5	16,481.5

Capital and reserves
Equity interests:
Called-up share capital; Ordinary shares	5	2,406.2	2,416.9
Capital redemption reserve		79.7	69.0
Revaluation reserve		14,952.9	13,700.9
Profit and Loss Account		213.7	282.7

		17,652.5	16,469.5

Non-equity interests
Called-up share capital:	5
First and Second Preference shares		12.0	12.0

Shareholders’ funds		17,664.5	16,481.5

During 2004, four Managing Directors (2003: three) accrued retirement benefits under defined benefit plans. One Director (2003: one) has accrued benefits under a money purchase benefit scheme.

The Summary Annual Report and Accounts is a summary of information in the Annual Report and Accounts for 2004 and does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company, and of the Company’s policies and arrangements concerning Directors’ remuneration, as would be provided by the full Annual Report and Accounts. Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts, free of charge, by contacting one of the addresses on the back cover and may arrange to receive the full Annual Report and Accounts in future years by writing to Lloyds TSB Registrars whose address is given on the inside back cover of this document.

Lord Oxburgh
Chairman
April 27, 2005

34 The “Shell” Transport and Trading Company, p.l.c.

Notes to the Summary
Financial Statements

1 Basis of preparation

The Summary Financial Statements on pages 33 and 34 are a summary of information in the Annual Report and Accounts for 2004.

2 The Company

The “Shell” Transport and Trading Company, p.l.c. (Shell Transport), one of the Parent Companies of the Royal Dutch/Shell Group of Companies, is a holding company which, in conjunction with Royal Dutch Petroleum Company (Royal Dutch), owns, directly or indirectly, investments in the numerous companies referred to collectively as “the Group”.

Arrangements between Royal Dutch and Shell Transport provide, inter alia, that notwithstanding variations in shareholdings, Royal Dutch and Shell Transport shall share in the aggregate net assets and in the aggregate dividends and interest received from Group companies in the proportion of 60:40. It is further arranged that the burden of all taxes in the nature of, or corresponding to, an income tax leviable in respect of such dividends and interest shall fall in the same proportion.

3 Accounting policies and convention

The Company records income from shares in Group companies, in the form of dividends, in its Profit and Loss Account. The Company’s investments in Group companies comprises a 40% interest in the Group’s net assets. An amount equal to 40% of the net assets of the Group, as presented in the Group Financial Statements in accordance with Netherlands GAAP, is included in the Company’s Financial Statements as the Directors’ valuation of this investment. The difference between the cost and the amount at which the investments are stated in the Balance Sheet has been taken to the Revaluation Reserve.

4 Restatement of previously issued Financial Statements

Reserve related adjustments

First Reserves Restatement

The 2003 Group Financial Statements included a restatement of the Group’s depreciation, depletion, amortisation and other charges arising from the overstatement of unaudited proved oil and gas reserves resulting from field reviews conducted in April 2004. The effect of this restatement was not significant to the Directors’ valuation of the Company’s investments in Group companies and was reflected in the comparative periods of the Company’s 2003 financial statements published in the 2003 Annual Report.

Second Reserves Restatement

The completion of the Group’s reserves review was announced on February 3, 2005 and resulted in an additional reduction of unaudited proved oil and gas reserves.

The effect of the Second Reserves Restatement was to reduce the Company’s earnings for the year attributable to shareholders in 2003 by £35.5 million (2002: £15.6 million), and to reduce the previously reported net assets of the Company as at December 31, 2003 by £78.6 million (2002: £41.8 million). There was no impact on the Profit and Loss Account of the Company (2002: nil). The effect of the Second Reserves Restatement was not significant to the Directors’ valuation of the Company’s investments in Group companies and has been treated as a prior year adjustment so that the impact can be separately identified.

The effect of the above changes on the Company’s investments is as follows:

		£ million
	2003	2002

Investments as previously stated	16,279.2	15,000.8
Oil and natural gas reserves related adjustments:
Second Reserves Restatement	(78.6)	(41.8)

Restated investments	16,200.6	14,959.0

There is an equivalent effect on the Revaluation Reserve which is reflected in the Company’s share of earnings retained by companies of the Royal Dutch/Shell Group.

The Directors’ valuation of Shell Transport’s investments in Group companies comprises the following:

		£ million
		2003
	2004	As restated

Cost of Shell Transport’s investments in Group companies	178.4	178.4
Shell Transport’s share of:
Earnings retained by Group companies	20,560.7	18,356.9
Parent Companies’ shares held by Group companies	(1,059.9)	(892.4)
Other comprehensive income[a]	482.2	(81.0)
Currency translation differences	(2,708.8)	(1,361.3)

	17,452.6	16,200.6

a	Other comprehensive income comprises principally cumulative currency translation differences arising within the Group Financial Statements.

5 Share capital

At December 31, 2004 the share capital of the Company was:

		£
		Allotted, called-up
	Authorised	and fully paid

Ordinary shares of 25p each	2,487,000,000	2,406,225,000
First and Second Preference shares of £1 each	13,000,000	12,000,000

	2,500,000,000	2,418,225,000

Report of the Independent Auditors 35

Report of the
Independent Auditors

To the Members of The “Shell” Transport and Trading Company, p.l.c.

We have examined the Summary Financial Statements of The “Shell” Transport and Trading Company, p.l.c.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Summary Annual Report in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Summary Annual Report with the Annual Financial Statements, the Report of the Directors and the Directors’ Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Summary Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, “The auditors’ statement on the summary financial statement” issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the Summary Financial Statements are consistent with the Annual Financial Statements, the Report of the Directors and the Directors’ Remuneration Report of The “Shell” Transport and Trading Company, p.l.c. for the year ended December 31, 2004 and comply with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, April 27, 2005

The Report of the Independent Auditors on the full Financial Statements of the Company for the year ended December 31, 2004 was unqualified and did not contain a statement under either Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

36 The “Shell” Transport and Trading Company, p.l.c.

Shareholder information

Annual General Meeting The 107th Annual General Meeting of The “Shell” Transport and Trading Company, p.l.c. will be held at ExCeL, 1 Western Gateway, Royal Victoria Dock, London, E16 1XL, on Tuesday June 28, 2005 at 11am. The Notice convening the Meeting is enclosed.

Share prices

London Stock Exchange	pence per 25p Ordinary share

	2004	2003	2002	2001	2000

Highest[a]	451	440	543	638	627
Lowest[a]	346	332	361	430	412
Year-end	444	416	409	472	549

New York Stock Exchange	dollars per New York Share[b]

	2004	2003	2002	2001	2000

Highest[a]	51.70	45.19	47.33	53.65	54.06
Lowest[a]	39.12	32.28	34.02	38.72	40.00
Year-end	51.40	45.03	38.92	41.45	49.38

a	Share prices for 2002, 2003 and 2004 are based on actual traded high/low during the year. Previous years are based on traded high/low closing price only.

b	One New York Share = six 25p Ordinary shares.

Capital gains tax
For the purposes of UK capital gains tax, the market values of the Company’s shares were:

	April 6, 1965	March 31, 1982

Ordinary shares of 25p each:
Registered	9.17p	41.67p
Bearer	9.24p	42.11p
First Preference shares of £1 each	78.75p	37.50p
Second Preference shares of £1 each	97.81p	49.50p

Share prices in this table have been restated where necessary to reflect all capitalisation issues since the relevant date.

The earnings and net assets per share information prior to 2004 has been restated (see page 34).

Adjusted earnings and dividends	pence per 25p Ordinary share

	2004		2003		2002

Dividends
Interim	16.95	[a]	15.75	[b]	5.95
Final	–	[c]	–		9.30

	16.95		15.75		15.25

Earnings	41.5		30.8		26.5

Net assets[d]	187.1		173.1		161.2

a	Includes an interim dividend of 6.25p paid on September 15, 2004 and a second interim dividend of 10.70p paid on March 15, 2005.

b	Includes an interim dividend of 6.10p paid on September 17, 2003, and a second interim dividend of 9.65p paid on May 6, 2004.

c	The Directors do not propose to recommend any further distribution in respect of 2004.

d	Based on Ordinary shares in issue at December 31.

Adjusted earnings and dividends	dollars per New York Share[a]

	2004		2003		2002

Dividends
Interim	1.90	[b]	1.62	[c]	0.55
Final	–	[d]	–		0.89

	1.90		1.62		1.44

Earnings	4.56		3.00		2.38

Net assets[e]	21.65		18.52		15.55

a	One New York Share = six 25p Ordinary shares. UK dividends bear a tax credit available to individual taxpayers in the UK. However, under the new tax treaty between the US and the UK which came into force on March 31, 2003 there is no UK tax credit available to US shareholders, and there is no offsetting withholding tax suffered, with the result that the cash amount of the dividend is the gross dividend for US tax purposes and there is no possibility of claiming a credit for UK tax against the US tax liability.

b	Includes an interim dividend of 0.67 dollars paid on September 21, 2004, and a second interim dividend of 1.23 dollars paid on March 21, 2005.

c	Includes an interim dividend of 0.58 dollars paid on September 23, 2003, and a second interim dividend of 1.04 dollars paid on May 12, 2004.

d	The Directors do not propose to recommend any further distribution in respect of 2004.

e	Based on Ordinary shares in issue at December 31.

a	Annualised total shareholder return is calculated as the annualised total of stock appreciation and yield from reinvested dividends before taxes. The figures above are based on quarterly reinvestment of gross dividends expressed in dollars. Data for ChevronTexaco, ExxonMobil and Total before the effective date of their respective mergers were replaced by data from the acquiring entities.

Source: Bloomberg.

Shareholder information

Financial calendar

Financial year ends	December 31, 2004
Announcements
Full-year results for 2004	February 3, 2005
First quarter results for 2005	April 28, 2005
Second quarter results for 2005	July 28, 2005*
Third quarter results for 2005	October 27, 2005*

Dividends – Ordinary shares (UK Register)
2004 Second interim**

Announced	February 3, 2005
Ex-dividend date	February 9, 2005
Record date	February 11, 2005
Payment date	March 15, 2005

2005 First quarterly interim dividend***

Announced	April 28, 2005
Ex-dividend date	May 11, 2005
Record date	May 13, 2005
Payment date	June 15, 2005

Dividends – ADRs (New York Register)
2004 Second interim**

Announced	February 3, 2005
Ex-dividend date	February 9, 2005
Record date	February 11, 2005
Payment date	March 21, 2005

2005 First quarterly interim dividend***

Announced	April 28, 2005
Ex-dividend date	May 11, 2005
Record date	May 13, 2005
Payment date****	June 21, 2005
Dividends – Preference shares:
Payment dates
5½% First Preference shares	April 1 and October 1
7% Second Preference shares	February 1 and August 1

Annual General Meeting	June 28, 2005

*	The dates shown are provisional and subject to final confirmation.

**	The Company announced on February 3, 2005 that the dividend to be paid on March 15, 2005 to holders of Ordinary shares, and on March 21, 2005 to holders of ADRs, would be paid as a second interim dividend. The Directors do not propose to recommend any further distribution in respect of 2004.

***	The Company announced on November 26, 2004 that it was intended that a quarterly dividend would be paid in respect of the first quarter of the 2005 financial year.

****	The amount to be paid to the holders of New York shares will be determined by the dollar/sterling exchange rate on June 15, 2005.

Contact addresses

Registered Office
The “Shell” Transport and Trading
Company, p.l.c.
Shell Centre
London SE1 7NA
Registered in England No. 54485

Share Registrar
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
Freephone:
0800 169 1679 (UK only)
Tel: +44 (0)121 415 7073
Fax: +44 (0)870 600 3980
Website: www.shareview.co.uk for online information about your holding. (Shareholder reference number will be required – shown on your share certificates, tax vouchers or your Shell Nominee Statement.)

American Depositary Receipts
(ADRs)
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258, USA
Tel: 888 269 2377 (USA only)
     +1 610 382 7836 (international)
e-mail: shareowners@bankofny.com
Website: www.adrbny.com

Royal Dutch/Shell Group
activities and policies
For general enquiries:
Shell International Limited
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 2323

Shell Customer Services
in the UK
Shell Customer Service Centre
Rowlandsway House
Rowlandsway, Wythenshawe
Manchester M22 5SB
Freephone: 0800 731 8888 (UK only)
Fax: +44 (0)161 499 8088

Corporate ISA/PEP

BNP Paribas Securities Services
3 Finsbury Avenue
London EC2M 2NB
Tel: +44 (0)845 358 1102

Company Secretary
For any other private
shareholder enquiries
please write to:
Company Secretary
The “Shell”
Transport and Trading
Company, p.l.c.
Shell Centre
London SE1 7NA
Tel: +44 (0)20 7934 3363
Fax: +44 (0)20 7934 5153
e-mail: shelltransport.shareholders@shell.com

Investor Relations

Enquiries from
institutional shareholders
may be addressed to:

London

Shell International
Limited Group Investor
Relations Shell Centre
London SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 3856
Fax: +44 (0)20 7934 3702
e-mail: ir-london@shell.com

The Hague

Shell International B.V.
Group Investor Relations
PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115
e-mail: ir-hague@shell.com

New York
Shell Oil Company
1270 Avenue of the Americas
Suite 2320
New York, NY 10020 USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114
e-mail: ir-newyork@shell.com

For access to investor
relations information,
visit the website at
www.shell.com/investor

See addresses on
the back cover for
requests for
publications.

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The paper for this report contains 75% de-inked post-consumer waste. The remaining 25% is from elemental chlorine-free pulp sourced from sustainably managed forests. The manufacturers of the paper are accredited with the ISO 9002 Quality Assurance and ISO 14001 Environmental Management Systems.

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Annual Report and Accounts 2004

The Annual Reports and Accounts of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c.

Available at www.shell.com/annualreport

Summary Annual Report and Accounts 2004

Summary versions of the Annual Reports and Accounts of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c.

Available at www.shell.com/annualreport

The Shell Report 2004

Meeting the energy challenge – our progress in contributing to sustainable development.

Available at www.shell.com/shellreport

Financial and Operational Information 2000–2004

Five years’ financial and operational information about the Group, including maps of exploration and production activities.

Available at www.shell.com/faoi

Statement of General Business Principles

Fundamental principles that govern how each Shell company conducts its affairs. Available at www.shell.com/sgbp

Tell Shell

Tell us what you think about Shell, our performance, our reports or the issues we face. Join the global debate – we value your views.

Visit www.shell.com/tellshell or e-mail us at tellshell@shell.com

Contact any of the addresses below for copies of publications:

Shell International B.V.
FSK Division, PO Box 162
2501 AN The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Fax: +31 (0)70 377 3115

Shell International Limited
PXXC (Publications)
Shell Centre, London, SE1 7NA
United Kingdom
Tel: +44 (0)20 7934 5293
Fax: +44 (0)20 7934 5555

Shell Oil Company
1270 Avenue of the Americas
Suite 2320,
New York NY 10020, USA
Tel: +1 212 218 3113
Fax: +1 212 218 3114

More information about the Royal Dutch/Shell Group is available at www.shell.com